SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of Registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.

English translation of the letter sent to the Comisión Nacional de Valores (the Argentine Securities Commission), dated March 28, 2016, relating to the report of the Board of Directors of Telecom Argentina regarding the mandatory tender offer upon change of control proposed by Fintech Telecom, LLC

2.	English translation of the report of the Board of Directors of Telecom Argentina regarding the mandatory tender offer upon change of control proposed by Fintech Telecom, LLC, dated March 28, 2016
3.	English translation of the minutes of the Board of Directors, dated March 28, 2016
4.	English translation of the valuation report issued by Quantum Finanzas, S.A., an independent firm hired, dated March 17, 2016
5.	English translation of the valuation report issued by Buenos Aires Advisors, S.C., an independent firm, dated February 23, 2016
6.	English translation of the valuation report issued by Columbus MB, S.A., dated March 9, 2016

FOR IMMEDIATE RELEASE

Item 1.

Buenos Aires, March 28, 2016

Comisión Nacional de Valores

S              /                  D

From our consideration:

Ref: Telecom Argentina S.A.

Report issued by the Board of Directors pursuant to Article 3 (c), Chapter II, Title III of the CNV Rules (NT 2013) regarding Public Offers to Purchase

As president of Telecom Argentina S.A. (“Telecom Argentina” or “The Company”), it is my pleasure to address this letter to you regarding the Public Offer to Purchase as a result of a change of control announced by Fintech Telecom LLC (“Fintech”) on February 24, 2016 (the “Mandatory Public Offer”).

In this regard, we attach to this letter the following documents:

1) Report issued by the Board of Directors of Telecom Argentina on the date hereof regarding the reasonableness of the price offered by Fintech in the context of the Mandatory Public Offer, as required under Article 3 (c), Chapter II, Title III of the CNV Rules (NT 2013).

2) Minutes No. 335 of the Board of Directors including the relevant part of the transcription of the aforementioned Report issued by the Board of Directors attached as item 1).

3) Copy of the valuation report issued by Quantum Finanzas S.A., an independent firm hired by the Company as approved by the Board of Directors of the Company on March 8, 2016.

4) Copy of the valuation reports prepared by the two (2) independent firms hired by Fintech, Buenos Aires Advisors S.C. and Columbus MB S.A., as required by the applicable legal framework.

Yours sincerely.-

Mariano M. Ibáñez

President

Item 2.

REPORT BY THE BOARD OF DIRECTORS OF

TELECOM ARGENTINA S.A.

Mandatory Tender Offer upon Change of Control proposed by Fintech Telecom LLC

Pursuant to the provisions set forth in the Rules of the Argentine Securities Commission (hereinafter, the “CNV”), as restated in 2013, Title III, Chapter II, Section 3, item c) (hereinafter, the “Rules”) and in Argentine Capital Market Law No. 26,831 (hereinafter, the “Capital Market Law”), Sections 86, 87 and related sections, the Board of Directors of Telecom Argentina S.A. (hereinafter, the “Company”) has prepared this report to be filed with the Argentine Securities Commission and Mercado de Valores de Buenos Aires S.A.

The terms and conditions of the Tender Offer considered by the Board of Directors of the Company to prepare this Report are detailed in the Tender Offer Announcement published by Fintech Telecom LLC (“Fintech” or the “Offeror”) on February 24, 25 and 26, 2016, and notified to the Company on February 24, 2016.

Background.

As reported in due time to the supervisory entities and the markets, on November 14, 2013 Telecom Italia S.p.A and Telecom Italia International N.V. (“Telecom Italia Group”) announced their acceptance of Fintech’s offer to purchase the controlling interest held by Telecom Italia Group in Sofora Telecomunicaciones S.A. (“Sofora”) and indirectly in Telecom Argentina S.A., Telecom Personal S.A., Nortel Inversora S.A. (“Nortel”) and other subsidiaries of the Company, which was amended on October 24, 2014 (the “Stock Purchase Agreement”). The purchase of the Company’s controlling interest under such Stock Purchase Agreement was subject to prior approval by the Argentine telecommunications regulatory authority (at the time, the National Secretary of Communications, subsequently the Federal Information Technology and Communications Authority (“AFTIC”), and its current successor, the National Communications Entity (“ENACOM”)).

On October 15, 2015, by Resolution No. 491/2015, AFTIC, the then supervisory authority, refused the authorization requested under the relevant application filed for the purchase of the controlling interest on Sofora pursuant to the Stock Purchase Agreement. Fintech, Telecom Italia Group, W Argentina de Inversiones S.A., Telecom Argentina and Telecom Personal filed each a motion for reconsideration against that Resolution.

On February 17, 2016, the Company received notice of ENACOM Resolution No. 64/2016, pursuant to which the motion for reconsideration filed against AFTIC Resolution No. 491/15 by the Company, among other parties, was partially upheld and it was decided that the transfer of Telecom Italia Group’s shares in Sofora would continue under examination.

On February 24, 2016, the Company informed the CNV and the Buenos Aires Stock Exchange that it had received from the Offeror the announcement that the Offeror intended to make a mandatory tender offer for the purchase of all Company’s Class B shares listed on Mercado de Valores de Buenos Aires S.A. (hereinafter, the “Shares”).

The Offeror offers to pay, as sole consideration, a price of Pesos 46 (Argentine Pesos forty six) for each Company’s Share (less any cash dividends per share that may be paid by Telecom Argentina from the date of such Announcement up to the date of payment of the offered price) (hereinafter, the “Offered Price”). This amount will be paid in Argentine pesos in Argentina.

Also, the Tender Offer Announcement provides that the Tender Offer will be effective for a general period of 20 trading business days (the “General Period”) and an additional period (the “Additional Period”) of 5 trading business days. The General Period will begin on the date informed in due time by means of the publication of a new notice after the Argentine Securities commission’s authorization for the Offer Receipt Period to begin has been obtained and all other conditions precedent that this Tender Offer is subject to have been satisfied. After the General Period has elapsed, the Additional Period will be granted for five trading business days as from the end of the General Period so that any Shareholders that have not accepted the Tender Offer within the General Period may do so during the Additional Period (the end date of the Additional Period will be “Expiration Date”). The “Offer Receipt Period” is defined as the period from the beginning of the General Period until the Expiration Date. After the Additional Period has elapsed (taking into account any extension thereof pursuant to the preceding sentence, if applicable), the Tender Offer will expire and no more acceptances will be received under the Tender Offer.

Also, the Announcement provides that the consummation of the Tender Offer will be subject, among other conditions detailed in the Offering Memorandum, to the requirement that before the Offer Receipt Period begins: (i) the final purchase of a directly controlling interest in Sofora by Fintech Telecom LLC has been perfected, (ii) any approvals for such final purchase of a controlling interest have been obtained from ENACOM and the Argentine Antitrust Law enforcement authority and are then in effect, subject to no conditions that may be prejudicial to the Offeror or Telecom Argentina, and (iii) the authorization for the Tender Offer, in the terms specified by the Offeror, has been obtained from the CNV pursuant to applicable regulations and is then in effect.

Finally, on March 7, 2016, the ENACOM authorized the purchase of 51% of Sofora’s ordinary shares which was pending completion under the Stock Purchase Agreement, and on May 8, 2016 the transaction involving the transfer of the 51% shareholding held in Sofora by Telecom Italia Group to Fintech was closed, and accordingly Telecom Italia Group ceased to be the Company’s indirectly controlling shareholder.

In respect of the Offered Price and for purposes of this report, the Board of Directors of the Company decided to retain the services of Quantum Finanzas S.A. (hereinafter, “Quantum Finanzas”) as independent financial advisors so that they will express their opinion, from a financial point of view, on the Price Offered by the Offeror and on the opinion expressed by two independent valuators proposed by the Offeror, Columbus MB S.A. (“Columbus”) and Buenos Aires Advisors S.C. (“BA Advisors”).

The reports received from the Offeror and from Quantum Finanzas were distributed to the directors and members of the Supervisory Committee.

Valuation Reports.

Quantum Finanzas S.A.

On March 23, 2016, the Board of Directors of the Company received the report requested from Quantum Finanzas as stated above. This firm made its valuation as of March 17, 2016, that is, on a date subsequent to the Offeror’s announcement of the Tender Offer, as shown in the table below:

Valuation Methodology Used	Minimum	Maximum	Weighing
	(AR$/share)	(AR$/share)
Discounted Cash Flow	40	57.7	70%
Stock Market Price 6 prior months	45.95		0
Valuation using multiples	48.6	54.2	30%
Net Asset Value	17.89		0
Weighted Price per Share	42.5	56.7

In this respect, Quantum Finanzas stated that from its analysis it may be concluded that the Price Offered under Tender Offer is within a range that may be considered reasonable.

Also, Quantum Finanzas did not have any objections to the reports submitted by Columbus and BA Advisors, and emphasized that the amounts arrived at in such reports are not markedly different from Quantum Finanzas’ own estimates. These valuations were made as of February 23, 2016, and Quantum Finanzas pointed out that from such date to the date of its own report some changes had occurred in macroeconomic conditions, which may have had an effect on the valuation amount.

Quantum Finanzas indicated that the Stock Market Price and Net Asset Value methods have certain limitations to be considered a representative value reference, and consequently, although the respective calculations have been included in its Report, these calculations were not taken into account when weighing amounts to determine the share price. In particular, in relation to the Stock Market Price method, Quantum Finanzas believes that the average market price of the shares is not too representative of the actual value of the company because, in addition to the large number of events that may have modified the political, macroeconomic and business circumstances during the 6 months elapsed before the Tender Offer was launched, the secondary market for these shares is of limited depth (an average US$ 250,000 per day).

Reports submitted by Columbus MB S.A. and Buenos Aires Advisors S.C.

The following table shows the valuations provided by these firms, on a comparative basis:

Valuation Methodology Used	Price per Share (AR$)		Weighing of Methodology
	Columbus	BA Advisors	Columbus	BA Advisors
Discounted Cash Flow	41.39	44.61	Very high	50%
Stock Market Price 6 prior months	45.87	45.86	High	30%
Valuation using multiples	39.01	43.83	Medium	20%
Shareholders’ Equity	16.84	17.89	Low	0

Notwithstanding the different weighing methods, the results obtained by both firms are consistent and both firms have concluded that the Offered Price is Reasonable.

Their results are also consistent with the range of valuations as determined by Quantum Finanzas, although the latter firm only took into account two of the methods applied when weighing the Stock Market Price and Net Asset Value, for the reasons explained in its report.

Opinion of the Board of Directors on the reasonability of the Offered Price and technical recommendation

To express their opinion and make a technical recommendation, the Board of Directors of Telecom Argentina took into account the fact that under applicable law the Tender Offer Announcement and the determination of the Offered Price must be made before the company’s takeover, and the reports submitted by the Company and by the firm retained by the Company for such purpose were prepared after such takeover.

On the basis of the conclusions derived from the Report submitted by Quantum Finanzas and this firm’s opinion on the work carried out by Columbus and BA Advisors, the Board of Directors of the Company believes that the Offered Price is reasonable and equitable under applicable regulations, because on the one hand such price is higher than the price arising from the valuation methods applied by the firms retained by the Offeror prior to its announcement of the Tender Offer, and is within the range considered reasonable by the firm retained by the Company on a date subsequent to such announcement and the date of the Company’s takeover.

In this context, and considering the nature and the terms of the Tender Offer, including the possible purchase of all Company’s Class B shares, the stock market price of the Shares currently prevailing in Mercado de Valores de Buenos Aires, the limited depth of the secondary market for the Shares which has been underlined by Quantum Finanzas in its report, and the circumstance that the Tender Offer is subject, among other things, to the Argentine Antitrust Law enforcement authority’s approval of the final purchase of an indirectly controlling interest in the company having been obtained and being in effect, under no conditions that may be prejudicial to the Offeror or Telecom Argentina, and that the time when such approval will be granted may not be known in advance, the Board of Directors of the Company recommends to the Shareholders that, for so long as the Tender Offer is in effect, they should consider the Offered Price as a reasonable base price for the sale of all the Shares, and that consequently, at the time the Offer Receipt Period is formally announced, they should make their decision to accept or reject the Tender Offer depending on whether the listed price of the Shares, in the number then intended to be sold by each investor, is below or above the Offered Price, respectively.

Notwithstanding the foregoing, Shareholders must bear in mind that (i) the recommendation made by the Board of Directors of the Company is not binding on the Shareholders; (ii) the opinion expressed by the Board of Directors of the Company must be understood as an additional element among others that the Shareholders must take in consideration, and consequently must not be a determining factor in the decision made by such Shareholders in relation to the Tender Offer; and (iii) the acceptance or rejection of the Tender Offer must be derived from an individual and subjective examination to be made by each Shareholder on the basis of its own particular circumstances and based, if deemed necessary and/or advisable by each Shareholder, on inquiries made from its own advisors in respect of legal, commercial, financial, tax and/or other issues related to the Tender Offer.

Actions taken or about to be taken or under consideration with a reasonable possibility to be taken, which in the Management’s opinion may be relevant in relation to the acceptance or rejection of the Offer.

We report that no actions have been taken or are about to be taken or are currently under analysis with a reasonable possibility that they may be taken, which in the Board of Directors’ opinion may be relevant in relation to the acceptance or rejection of the Tender Offer.

Agreements between the Company or members of the Company’s management body and the Offeror.

There are no existing agreements between the Company and the Offeror. No agreements have been made either between the members of the Company’s management body and the Offeror. However, directors Mariano Ibáñez and Saturnino Jorge Funes have had or currently have a professional relationship with the Offeror and have consequently refrained from taking part in the discussion and voting on the Offered Price and this Report. Mr. Christian Whamond, alternate member of the Company’s Board of Directors, is an employee of the Offeror.

Acceptance or rejection of the Offer by Directors and Senior Managers of the Company who are shareholders.

No Directors or Senior Managers of the Company are the owners of shares issued by the Company.

The Board of Directors

Buenos Aires, March 28, 2016

Item 3.

TELECOM ARGENTINA S.A.

MEETING MINUTES No. 335

Relevant Part

In Buenos Aires City, on March 28, 2016, at 9.10 a.m., the undersigned Members of the Board and Members of the Statutory Audit Committee met at the corporate headquarters of TELECOM ARGENTINA S.A. (“Telecom Argentina” or the “Company”), Avda. Alicia Moreau de Justo 50. Due to the circumstantial absence of regular Board Members Gerardo Werthein and David Manuel Martínez, their alternates, Eduardo Federico Bauer and Saturnino Jorge Funes, attended the meeting. Also in attendance were the CEO, Ms. Elisabetta Ripa; the Chief Administration, Finance and Control Officer, Adrián Calaza, and the Board Secretary, Ms. María Delia Carrera Sala.

The meeting was chaired by the Chairman of the Board, Dr. Mariano Marcelo Ibáñez, who, having determined a quorum, submitted for the consideration of Board Members and Statutory Audit Committee Members the following items on the agenda:

I.-   TENDER OFFER ANNOUNCED BY FINTECH TELECOM LLC. COMPLIANCE WITH THE REQUIREMENTS IMPOSED ON THE COMPANY BY THE NATIONAL SECURITIES COMMISSION (COMISIÓN NACIONAL DE VALORES, CNV).

The Chairman took the floor and stated that, as known by all in attendance, on February 24, 2016 Fintech Telecom LLC notified the Company of the submission and formulation of a mandatory tender offer due to change of control and acquisition of a significant indirect stake on all Class B common shares issued by the Company listed on Mercado de Valores de Buenos Aires S.A., in accordance with the provisions of article 87 and subsequent articles of the Capital Markets Law No. 26,831 and Section II, Chapter II, Title III of CNV Rules (hereinafter the “Tender offer”).

The Chairman went on to say that CNV Rules require the issuing company to fulfil the following obligations:

1.  “Give an opinion on the fairness of the Price Offered in the Tender offer, and make a technical recommendation on its acceptance or rejection. Additionally, give an opinion on the reports drafted by two independent expert valuation firms and on their main contents”;

2.  “Report any decision made, to be made forthwith or under review and reasonably likely to be adopted, which in the Directors’ judgment would be relevant for the acceptance or rejection of the tender offer,” and

3.  “Report on whether the directors and senior managers who are shareholders of the issuing company intend to accept or reject the tender offer.”

In order to fulfil these duties, the Company decided to hire the firm Quantum Finanzas S.A. (“Quantum”) to provide an independent opinion on the Company’s valuation enabling the Board to reach a grounded decision on the fairness of the Offered Price. Additionally, the valuation reports prepared by Columbus MB S.A. (“Columbus”) and Buenos Aires Advisors S.C. (“BA Advisors”), the two independent valuation firms hired by Fintech Telecom LLC to set the Bidder’s Offered Price, were made available to the abovementioned valuation firm.

The Chairman went on to say that the Company had sent to Board Members ahead of the meeting the independent experts’ report on the Tender offer prepared by Quantum and the other two independent valuation firms. It was placed on record that the copies of said reports were put on file at the Board Secretary’s office.

The Chairman went on to say that it was now the responsibility of the Board to assess the reports received and meet the requirements of CNV Rules.

Board Members Mariano Ibáñez and Saturnino Jorge Funes took the floor and stated that, due to their relationship with the Bidder, they believed it was prudent not to give an opinion on this item, so they refrained from taking part in the discussion and vote of this item, in compliance with the provisions of Law No. 19,550 article 272.

Board Members reviewed the assumptions considered by the valuation firms, the methods applied by each of them in compliance with applicable standards, their weighting estimates, the specific calculation formulas attached to each of those reports, and the conclusions drawn based on those exercises.

The charts below summarize the work of the abovementioned valuation firms.

Valuations by Columbus and BA Advisors, on a comparative basis:

Valuation Method Used	Price per share (AR$)		Method weighting
	Columbus	BA Advisors	Columbus	BA Advisors
Discounted cash flows	41.39	44.61	Very high	50%
List value 6 last months	45.87	45.86	High	30%
Multiples valuation	39.01	43.83	Medium	20%
Equity valuation	16.84	17.89	Low	0

Valuation performed by Quantum Finanzas S.A. (March 17, 2016):

Valuation Method Used	Minimum	Maximum	Weighting
	(AR$/share)	(AR$/share)
Discounted cash flows	40	57.7	70%
List value 6 last months	45.95		0
Multiples method	48.6	54.2	30%
Equity valuation	17.89		0
Weighted price per share	42.5	56.7

Additionally, Quantum Finanzas expressed that it had no objections to the reports submitted by Columbus and BA Advisors, and confirmed that their valuations were not significantly different from its own estimates. Those valuations were made as of February 23, 2016, and Quantum Finanzas mentioned that between that date and the date of its report, some variations had occurred in macroeconomic conditions that might have affected the valuation.

After an adequate review of the reports submitted by valuation firms, the Board with qualified votes and the abovementioned abstentions unanimously resolved:

(i)   To report that the price offered by the Bidder in the Tender Offer was fair and reasonable as of the date of formulation of the Tender Offer, and

(ii)  To approve the Board’s Report on the Tender offer transcribed below, including the Board’s technical recommendation regarding the Tender offer.

REPORT FROM THE BOARD OF

TELECOM ARGENTINA S.A.

Mandatory Tender offer Required by the Change of Control submitted by Fintech Telecom LLC.

In accordance with the provisions of the National Securities Commission (hereinafter, “CNV”) Rules, restated in 2013, Title III, Chapter II, Article 3, paragraph c) (hereinafter, the “Rules”) and the provisions of the Capital Markets Law No. 26,831 (hereinafter, the “Capital Markets Law”), Articles 86, 87 and related articles, the Board of Telecom Argentina S.A. (hereinafter, the “Company”) issues this report for submission to Comisión Nacional de Valores and Mercado de Valores de Buenos Aires S.A..

The terms and conditions of the Tender offer that the Company’s Board considered in preparing this Report are those specified in the Tender offer Announcement released by Fintech Telecom LLC (“Fintech” or the “Bidder”) on February 24, 25 and 26, 2016 and notified to the Company on February 24, 2016.

Background

As duly reported to the control authorities and the markets, on November 14, 2013, Telecom Italia S.p.A and Telecom Italia International N.V. (hereinafter, the “Telecom Italia Group”) announced the acceptance of a tender offer from Fintech for the acquisition of the controlling stake held by the Telecom Italia Group in Sofora Telecomunicaciones S.A. (“Sofora”) and indirectly in Telecom Argentina S.A., Telecom Personal S.A., Nortel Inversora S.A. (“Nortel”) and the rest of the Company’s subsidiaries, which was amended on October 24, 2014 (“Stock Purchase Agreement”). The acquisition of the controlling stake in the Company under said Stock Purchase Agreement was subject to the approval of the telecommunications regulatory entity (formerly, Secretaría de Comunicaciones de la Nación, subsequently, Autoridad Federal de Tecnologías de la Información y las Comunicaciones (“AFTIC”), and its current successor, Ente Nacional de Comunicaciones (ENACOM)).

On October 15, 2015, AFTIC rejected the application for authorization that had been filed for the acquisition of the controlling stake in Sofora under the Stock Purchase Agreement through Resolution No. 491/2015. Fintech, the Telecom Italia Group, W Argentina de Inversiones S.A., Telecom Argentina and Telecom Personal requested the authorities to revise said Resolution.

On February 17, 2016, the Company was notified of ENACOM Resolution No. 64/2016, partially admitting the request for revision of AFTIC Resolution No. 491/15 that had been filed among other parties by the Company, and decided to go ahead with an analysis of the transaction for the transfer of Telecom Italia Group’s stake in Sofora.

On February 24, 2016, the Company informed CNV and BCBA that it had received from the Bidder an announcement that it would submit, subject to certain conditions, a Mandatory Tender offer (“OPA”) for the acquisition of all Class B common shares of the Company listed on Mercado de Valores de Buenos Aires S.A. (hereinafter, the “Shares”).

The Bidder offered as sole consideration to pay a price of ARS 46 (Argentine Pesos forty-six) per Share of the Company (less cash dividends per share to be paid by Telecom Argentina from the date of said Announcement to the date of payment of the price offered) (hereinafter, the “Offered Price”), payable in pesos, in Argentina.

Furthermore, the Tender offer Announcement indicates that the Tender offer will be valid for a general term of 20 stock exchange trading days (the “General Term”) and an additional term (the “Additional Term”) of 5 stock exchange trading days. The start date of the General Term will be the date that is announced in due time through the publication of a new notice once the authorization of the National Securities Commission (CNV) is obtained to start the Offer Reception Period and once the rest of the precedent conditions of the Tender offer are met. After the General Term expires, the Additional Term will be granted, which will be five stock exchange trading days from the end date of the General Term, so that those Shareholders who have not accepted the Tender offer in the General Term can do so in the Additional Term (the end date of the Additional Term will be the “Expiry Date”). The “Offer Reception Period” is the period from the start of the General Term until the Expiry Date. Once the Additional Term has ended (considering any extension it may have according to the foregoing sentence, if applicable), the Tender Offer will expire, and no further acceptances will be received as part of the Tender Offer.

Additionally, the Announcement determines that the conduct of the Tender Offer is contingent upon, among other conditions stated in the Prospectus, the following conditions being met before the opening of the Offer Reception Period: (i) execution of the definitive acquisition of the direct controlling stake in Sofora by Fintech Telecom LLC, (ii) obtaining and maintaining approval of the definitive controlling stake acquisition from Argentina’s Communication Regulator (ENACOM) and Antitrust Agency, without any conditions that might be prejudicial for the Bidder or for Telecom Argentina, and (iii) obtaining and maintaining authorization of the Tender offer, in the terms formulated by the Bidder, from the CNV, pursuant to applicable regulations.

Finally, on March 7, 2016, ENACOM authorized the acquisition of 51% of Sofora’s common stock that was pending under the Stock Purchase Agreement, and on March 8, 2016, the transaction for transferring Telecom Italia Group’s 51% stake in Sofora to Fintech was closed; therefore, Telecom Italia Group ceased to be the indirect controlling shareholder of the Company.

As regards the Offered Price and the effects of this Report, the Company’s Board decided to hire independent financial advisor Quantum Finanzas S.A. (hereinafter, “Quantum Finanzas”) to provide an opinion from the financial point of view on the Bidder’s Offered Price and on the reports of the two independent valuation firms submitted by the Bidder, Columbus MB S.A. (“Columbus”) and Buenos Aires Advisors S.C. (“BA Advisors”).

Copies of the reports received from the Bidder and Quantum Finanzas were distributed among the members of the Board and the Statutory Audit Committee.

Valuation Reports

Quantum Finanzas S.A.

On March 23, 2016, the Company’s Board received the abovementioned report prepared by Quantum Finanzas. This valuation firm performed its valuation as of March 17, 2016, i.e., after the Tender offer was announced by the Bidder, as shown below:

Valuation Method Used	Minimum	Maximum	Weighting
	(AR$/share)	(AR$/share)
Discounted cash flows	40	57.7	70%
List value 6 last months	45.95		0
Multiples method	48.6	54.2	30%
Equity valuation	17.89		0
Weighted price per share	42.5	56.7

In this regard, the firm stated that its review shows that the Price Offered in the Tender offer is within the range considered reasonable.

Additionally, regarding the reports submitted by Columbus and BA Advisors, Quantum Finanzas stated it had no objections, and pointed out that the values resulting from those reports do not differ significantly from its estimates. Said valuations were made as of February 23, 2016, and Quantum Finanzas mentioned that between that date and the date of its report, certain changes occurred in macroeconomic conditions that might have affected the valuation.

Quantum Finanzas stated that the List Value and Equity Valuation methods have limitations to be considered a benchmark of value, and therefore, even though the calculations are included in the Report, they have not been taken into account in the weighing to obtain the share value. In particular, regarding the List Value, the firm stated that the average market price of the share does not represent the actual value of the Company, because, in addition to the numerous events that could have altered the political, macroeconomic and business circumstances over the six months before the Tender offer launch, the depth of the secondary market for these shares is limited (on average, US$ 250,000 per day).

Reports submitted by Columbus MB S.A. and Buenos Aires Advisors S.C.

The following charts summarize the valuations submitted by the valuation firms, on a comparative basis:

Valuation Method Used	Price per share (AR$)		Method weighing
	Columbus	BA Advisors	Columbus	BA Advisors
Discounted cash flows	41.39	44.61	Very high	50%
List value 6 last months	45.87	45.86	High	30%
Multiples valuation	39.01	43.83	Medium	20%
Equity valuation	16.84	17.89	Low	0

Notwithstanding the different weighing methods, the results are consistent with each other, and both valuation firms conclude that the Offered Price is reasonable.

Their results are also consistent with the valuation range determined by Quantum Finanzas, though this valuation firm only takes into account two of the methods applied, by weighing the List Value and Equity Value at zero for the reasons stated in its reports.

Opinion of the Board on the fairness of the Price Offered and technical recommendation.

To issue its opinion and make a technical recommendation, the Board of Telecom Argentina took into consideration that, pursuant to applicable regulations, the Tender offer Announcement and the setting of the Offered Price must be made before the takeover of the Company, and the reports of the Company and of the valuation firm hired by the Company to that end were made after said Takeover.

Based on the conclusions provided by the Report submitted by Quantum Finanzas and its opinion on the work done by Columbus and BA Advisors, the Company’s Board believes that the Offered Price is reasonable and equitable in terms of applicable regulations, as on the one hand it is higher than the price arising from the valuation methods calculated by the valuation firms hired by the Bidder before the Tender offer announcement, and on the other, it is within the range considered reasonable by the valuation firm hired by the Company after said announcement and the Company’s takeover.

In that context, considering the nature and terms of the Tender offer that include the potential acquisition of all of the Company’s Class B shares, the current listed prices of the Shares on the Buenos Aires Stock Exchange, the limited depth of the secondary market of Shares mentioned by Quantum Finanzas in its report, and the circumstance that the Tender offer is subject –among other things- to approval being obtained and maintained for the definitive takeover of indirect control of the Company from the Argentine Anti-Trust Agency, without any conditions that might be prejudicial for the Bidder or for Telecom Argentina, and it is not possible to estimate when it will occur, the Company’s Board recommends the Shareholders that, while the Tender offer is valid, they should consider the Offered Price a reasonable base price for the sale of all of the Shares, and consequently, when the Offer Reception Period is announced, they shall make their decision to accept or reject the Tender offer if the listed value of the Shares, in the volumes that each investor proposes to sell at that time, is below or above the Offered Price, respectively.

The foregoing notwithstanding, the Shareholders are reminded that: (i) the recommendation of the Company’s Board is not binding on the Shareholders; (ii) the opinion of the Company’s Board should be understood as one of the elements that Shareholders must consider, so it should not be determinant of the decision that the Shareholders make regarding the Tender offer; and (iii) the acceptance or rejection of the Tender offer should be the result of an individual and subjective analysis to be made by each Shareholder in accordance with their respective circumstances, and based, if each Shareholder deems it necessary and/or convenient, on consultations with their own advisors on legal, commercial, financial, tax or other aspects associated with the Tender offer.

Decisions made, to be made forthwith or under review and reasonably likely to be adopted, which in the Directors’ judgment would be relevant for the acceptance or rejection of the tender offer.

We report there are no decisions made, to be made forthwith or under review and reasonably likely to be adopted, which in the Directors’ judgment would be relevant for the acceptance or rejection of the tender offer.

Agreements between the Company or its Board Members and the Bidder.

There are no agreements between the Company and the Bidder. There are no agreements between the Company’s Board Members and the Bidder. However, Directors Mariano Ibáñez and Saturnino Jorge Funes have had or still have professional relations with the Bidder and have therefore refrained from the discussion and vote regarding the Offered Price and this Report. Mr. Christian Whamond, alternate member of the Company’s Board, is an employee of the Bidder.

Acceptance or rejection of the Tender Offer by the Company’s Directors and Senior Managers who are shareholders.

The Company’s Directors and Senior Managers do not hold shares issued by the Company.

The Board

Buenos Aires, March 28, 2016.

---------------------------

There being no further business to transact, these Meeting Minutes were drawn up, and the Meeting was adjourned at 9.50 a.m.

Signatures: Directors: Mariano Marcelo Ibáñez; Esteban Gabriel Macek; Alejandro MacFarlane; Carlos Alejandro Harrison; Martín Héctor D´Ambrosio; Saturnino Jorge Funes (alternate to Mr. David M. Martínez); Eduardo Federico Bauer (alternate to Mr. Gerardo Werthein). Statutory Auditors: Evelina Leoní Sarrailh; Susana Margarita Chiaramoni; Gustavo A. E. Gené; Gerardo Prieto and Raúl Alberto Garré.

Item 4.

VALUATION REPORT VALUATION REPORT March 17, 2016 Please read on Scope and Responsibility in Exhibit C of this Report CONFIDENTIAL Quantum F i n a n z a s

VALUATION REPORT TABLE OF CONTENTS VALUATION REPORT I. VALUATION SUMMARY INTRODUCTION & BACKGROUND II. DISCOUNTED CASH FLOW VALUATION DISCOUNTED CASH FLOW (DCF) DETAIL OF ASSUMPTIONS USED IN THE DCF FORECASTS DISCOUNT RATE III. VALUATION BY COMPARABLE COMPANY ANALYSIS (CCA) COMPARABLE COMPANY ANALYSIS IV. AVERAGE MARKET VALUE OF SHARES AVERAGE MARKET VALUE OF SHARES EQUITY VALUE OF SHARES V. EQUITY VALUE OF SHARES VALUATION SUMMARY VI. TELECOM SHARE VALUE VII. EXHIBIT A - DATA USED TO PREPARE THE REPORT INFORMATION USED VIII. EXHIBIT B - GLOSSARY OF TERMS TERMS USED EXHIBIT C - IMPORTANT NOTICE IX. ii Quantum F i n a n z a s

VALUATION REPORT VALUATION SUMMARY I. VALUATION SUMMARY 3. Quantum F i n a n z a s

VALUATION REPORT VALUATION SUMMARY • On February 24, 2016 Telecom Argentina S.A. ( Telecom or the Company ) was notified of a Public Tender Offer for the Acquisition of Stock ( OPA , Spanish acronym) due to a change in control, promoted and filed by Fintech Telecom LLC ( Fintech ) on the total amount of Class B common shares issued by Telecom, which are listed in the Buenos Aires Stock Exchange. The OPA proposed represents a non-compulsory option for Telecom Class B Shareholders because we believe that no withdrawal of such shares from listing is planned, and there is a market available for that class of shares. Fintech offered to pay the sum of ARS 46 (forty-six Argentine pesos) per share (the Offered Price ) less the effective dividends per share that may be paid by the Company as from February 24, 2016 to the Offered Price date of payment. • • • In this context the Board of Directors of Telecom Argentina S.A. ( Telecomor theCompany ) asked Quantum Finanzas S.A. ( QF or Quantum ) to prepare a valuation of the capital stock of Telecom (the Valuation ). • Telecom is one of the main telecommunication companies in Argentina, controlled by Nortel Inversora S.A. ( Nortel ) which holds 55.6% of the capital stock - 51.8% Class A and 3.8% Class B -. Telecom shares are authorized for public offering and 45.23% of them - all of them ClassB - are listed and traded in the Buenos Aires Stock Exchange ( BCBA , Spanish acronym) and in the New York Stock Exchange ( NYSE ). The other 0.03% of the capital stock (Class C shares) belongs to the Employee Stock Ownership Program (ESOP). • Sofora Telecomunicaciones S.A. ( Sofora ) holds Nortel common shares (representing 78.38% of its capital stock). The other 21.62% of Nortel is represented by Class B Preferred shares with no right to vote. 4. Quantum F i n a n z a s

VALUATION REPORT VALUATION SUMMARY

On November 14, 2013 Telecom Italia S.p.A and Telecom Italia Internacional N.V. (jointly the Sellers) and Tierra Argéntea (a company controlled by the Sellers) announced the acceptance of an offer made by Fintech for the purchase of the 68% owned by the Sellers in Sofora, 51% of which was pending acquisition. The closing of the sale of Sofora s shares to Fintech was completed on March 8, 2016.


SHAREHOLDERS
W de Argentina
32%
Fintech
68%
Sofora
Acciones Preferidas "B"
78,38%
21,62%
Class C Shares
0.03%
Nortel
54.74%
Public Tender Offer
45.23%
TELECOM ARGENTINA

Quantum carried out the valuation of Telecom s capital stock as at March 17, 2016 on the basis of its professional experience, applying the best practices in the sector and taking into account the criteria and guidelines set forth by Law No. 26.831 (together with its amendments, the Stock Market Law) and General Resolution 666/13 of the National Securities Commission (CNV , Spanish acronym), in Section 19 subsection a), of chapter II, title III related to the public tender offer for acquisition of stock due to a change in control.

5.

Quantum Finanzas

VALUATION REPORT VALUATION SUMMARY In particular, following those methodological guidelines, we estimated the value in the light of 4 different criteria: Discounted Cash Flow; Comparable company analysis (CCA) Average Market Value of Shares for 6 months; and Equity Value of the Shares. • After obtaining the value for each of the methods suggested, a weighting was made to reach the Telecom Share Value. CNV s regulations state that the valuation criteria previously mentioned must be taken into account either jointly or separately, without specifying a particular weighting. The weighting applied in this case and for this Report is based on the applicable criteria according to our professional experience in valuations, on the methods that financial advisors and/or banks typically use for valuations and to give advice on investments, as well as on the low representativity and difficulties we believe some of the suggested valuation methods have. From the methods employed, we believe that the Discounted Cash Flow method is the most appropriate to estimate the possible value of the shares. This method, globally used to estimate the value of assets or companies in operation, allows to include all the elements related to the business and the operation in the analysis of the value, as well as the risks and possible improvements that may affect the company in operation. o This is the reason why it is assigned the highest weighting, 70%. • 6. Quantum F i n a n z a s

VALUATION REPORT VALUATION SUMMARY • Another method commonly used by specialists in valuations, as well as by financial analysts and investors, is the Comparable Company Analysis (CCA), explained in Chapter III. This method is frequently applied in the most developed stock markets (US & Europe), where due to the considerable number of companies that list in public markets, there are usually several direct comparable companies (with similar invoicing, market capitalization, structure and cost of capital, margins, regulatory framework, etc.) In the case of Argentina, the number of companies listed in the stock exchange is lower and the Company has no direct comparable enterprise. Therefore, it was decided to address other markets in the region, by making some adjustments – which are explained in Chapter III– to the multiples obtained from such markets and later apply them to Telecom. o Consequently, even if it was conveniently considered to include and weigh this method in the final valuation, a lower weighting to that of the DCF – 30% – is assigned to it. In our opinion the other 2 methods suggested have some restraints to be considered a representative value reference, and therefore, even if the calculations are included in the Report, we have not taken them into account for the weighing in order to obtain the Share Value. • • o We understand that in the present circumstances the average market value of shares method is insufficient to represent the actual value of the Company, since during the term under consideration (6 months before the launch of the OPA, i.e. since August 24, 2015 to February 23, 2016) multiple events took place, which may have modified the political, macro-economic and business circumstances. Furthermore, the depth of the secondary market of these shares is limited (USD 250,000/day in average). • Notwithstanding the foregoing, it should be noted that the average value during the term mentioned is ARS 45.95 per share, i.e., below the Price of the Offer, in compliance with the regulations of the CNV. 7. Quantum F i n a n z a s

VALUATION REPORT VALUATION SUMMARY o The method of the equity value of shares neither takes into account the income capacity, the expected capital appreciation nor the generation of future cash flow of a company in operation. Additionally, and even if it depends on the accounting regulations of each country in particular, there are situations in which the equity items in the statement of accounts do not adequately reflect the market value of assets and liabilities. Specifically for Argentina, the statement of accounts is recorded at historical values or acquisition cost. In companies which have a considerable portion of their assets represented by fixed assets or capital assets that have not updated their value in time, this method encounters restrictions. The price obtained by the method of the equity value is ARS 17.89 per share, also below the Price of the Offer. The valuation reports made by Columbus MB S.A. and by Buenos Aires Advisors S.C. at the request of Fintech in relation to the OPA have also been revised and there are no remarks to be made. It should be noted that their values are not very different from our estimates. The valuations were carried out as at February 23, 2016. It is worth mentioning that between that date and the date of our report, some variations in the macro-economic conditions may have had an effect on valuation. There follows a summary table with the values obtained by 2 valuation methods to which we assigned a weighting value other than void and the resulting weighted price per share: 8. Quantum F i n a n z a s

VALUATION REPORT VALUATION SUMMARY

Summary of Valuations (as at March 17, 2016)

Valuation Method	Weighting	Minimum Value Range (ARS / share)	Maximum Value Range (ARS / share)
Discounted Cash Flow	**70.0%**	40.0.	57.7.
Valuation Multiples Applicable to Comparable Companies	**30.0%**	48.6.	54.2.
Weighted price per share		**42.5.**	**56.7.**

- **From this analysis it may be inferred that the Price of the Offer in the OPA is within the range stated as reasonable.**

- In the following chapters the value estimates are detailed according to the different methods.
- In order to carry out the task, Telecom submitted us its *Budget Plan* 2016-2018 and some other data of the historical management that was taken into account to prepare the report. For more details, the Exhibit A includes a list of the documents employed in the preparation of the Report.

9.

Quantum Finanzas

VALUATION REPORT DISCOUNTED CASH FLOW VALUATION II. DISCOUNTED CASH FLOW VALUATION 10. Quantum F i n a n z a s

VALUATION REPORT DISCOUNTED CASH FLOW VALUATION DISCOUNTED CASH FLOW (DCF) • The objective of the DCF is to estimate the present value or price of an asset in operation, including all inherent factors that affect its estimate, such as the cash flows generated in the course of time, the liabilities and costs incurred in for their support, a terminal value and others. To that purpose it is based on the principle time-value of money that states that today s money is generally higher than that of the future, since this may be invested and accrue interest that will result in a higher amount in the future. To obtain the DCF the present value of the cash flows that Telecom would generate before making the payments related to the capital structure was estimated. To the Entreprise Value the balance of Telecom s net financial debt was deducted in order to obtain the capital value and, consequently the Share Value. The DCF was made on the date of the Report, i.e., on March 17, 2016. Therefore, the flows estimated for each year are discounted as at that date, using a market rate that takes into consideration the business risk, the financial risk, the value in time, the perception of the Argentine risk by the market and other risks given by the particular characteristics of the business areas of the Company. Consolidated forecasts of Telecom operations have been made, including income, costs, margins and investments for each business line. The economic-financial forecasts have been prepared in current pesos for the term between January 1, 2016 and December 31, 2024. Later, a terminal value is estimated to obtain the portion of the value expected to be generated after such term, assuming a 3% growth (nominal growth rate in dollars, consistent with long term levels of inflation in dollars and a minimum actual growth). o The income and expense estimates in pesos are then translated into dollars by using the ARS – USD exchange rate estimated for each year. In the case of equity items the translation is made • • • 11. Quantum F i n a n z a s

VALUATION REPORT DISCOUNTED CASH FLOW VALUATION by using the exchange rate as at the end of the term. Once the values in dollars are obtained, a discount rate in nominal dollars is used to calculate de present value of the Company flows. Finally, the value obtained in dollars is translated again into pesos by using the average ARS – USD exchange rate of the last month. 12. Quantum F i n a n z a s

VALUATION REPORT DISCOUNTED CASH FLOW VALUATION

Telecom is one of the main telecommunication companies in Argentina.

- o It started operations in **1990** as a result of the privatization of the National Telecommunications Enterprise (ENTEL). At those times it had a license for rendering the telecommunications public service in the Northern region of Argentina for a 7-year exclusivity term, that could be extended for 3 years more.
- o During such period the group invested the equivalent to more than **USD 5.9 billions** for the network refurbishment and the improvement of the service quality.
- o It is currently an integral operator of telecommunication services and hires **15.600** employees.
- o In this regard, and accompanying market trends, during the year **2015** the Company carried out an important deployment of **4G** technology (LTE) using the new spectrum recently acquired in **2014**.

Through own operations and through its controlled companies, Telecom provides several services:

Main business segments as per controlling operative company		FY 2015 (In ARS Bns)
TELECOM Arnet	► Operative Company: Telecom Argentina ► Through Telecom it provides national and international fixed telephony services, public telephony service, Direct Incoming Dialing (DID), Centrex, point-to-point lines, 0800 and 0810, telecenters, mono channels ► **Through Arnet** (operative since 1999) it provides Dial-up and ADSL Internet access.	Sales: 10.6 (26% of total) EBITDA: 0.85 (8% of total)
Personal	Operative Company: Personal **(operates since 1996)** Through Personal it provides mobile telephone services in Argentina (voice, data, Internet)	Sales: 28.1 (70% of the total) EBITDA: 9.5 (87% of the total)
Núcleo	► Operative Company: Personal (operates since 1999) ► Telecom has a 67.5% interest in the capital stock. ► It provides Dial-up and ADSL Internet access.	Sales: 1.7 (4% of the total) EBITDA: 0.57 (5% of the total)

Source: Prepared by QF on the basis of public information and data provided by the Company.

13.

Quantum Finanzas

VALUATION REPORT Recent Evolution of main indicators: TP Mobile Equipment ('000 Lines) 19,836 19,410 19,539 18,483 Prepayment Postpayment 2012 2013 2014 2015 2012 2013 2014 2015 Source: Prepared by QF on the basis of Public Information 12. (426) 1,35 Income

DISCOUNTED CASH FLOW VALUATION 2012 2013 2014 2015 ARPU Evolution (in ARS/user) ARPU T Mobile 207.4. 14. Quantum F i n a n z a s

VALUATION REPORT DISCOUNTED CASH FLOW VALUATION Macro-Economic Assumptions: The macro-economic assumptions used in the forecast for Argentina and Paraguay were obtained from Latin Focus Consensus Forecast, which summarizes the estimates made by the main economic consultants in each of the countries: Paraguay Macro Indicators Argentine Macro Indicators 4,4% 4,3% 4,2% 4,1% 4,1% 4,1% 4,2% 4,7% 3,7% 4,7% 3,2% 3,6% 4,0% 3,9% 3,9% 3,8% 3,8% 3,8% 2013. 2014 2015 2016P 2017P 2018P 2019P 2020P 2021P 2022P Inflation GDP Average Exchange Rate Reference Exchange Rate Inflation GDP Source: Prepared by QF on the basis of the LatinFocus Consensus Forecast Report, March 2016 Average Exchange Rate Reference Exchange Rate Inflation GDP Source: Prepared by QF on the basis of the LatinFocus Consensus Forecast Report, March 2016 15. Quantum F i n a n z a s

VALUATION REPORT DISCOUNTED CASH FLOW VALUATION Business assumptions Nominal growth of 2016 ARBU above inflation as a result of the release of basic monthly charges which have not been restated over the last 12 years. Such increase has been in line with the CPI since 2017. 10% drop in the number of lines during the first 3 years as a result of a rise in the basic rate. The number of customers has been maintained for subsequent years. Voice From Fixed Services Growth in the number of connections for 2016 in line with that of 2015. A gradual increase in rates until an annual 4% growth is reached as customer inroad in connection with fixed lines is low (50%), and therefore improvement would be feasible. ARPU growth in real terms (increase higher than changes in prices), associated with a trend towards increased data consumption per user which is being noted. The Company expects this segment to be one of the growth drivers in incoming years. Arnet Growth in the number of customers in line with the Gross Domestic Product and nominal growth in line with changes in the AR$/USD rate of exchange, as according to information provided by the Company, most customers have dollarized contracts. Data: We have been informed by the Company that the inroad of mobile services in the domestic market is very high and has been maintained during the last years (approximately 140%). Accordingly, the increase in the number of lines may be caused either by an increase in the market share above that of competitors (which we believe very unlikely) or through population growth, estimated at approximately 1% per annum. Furthermore, we have noticed a sustained distribution among the Prepayment, Postpayment and “Cuentas Claras” Plans with a distribution of 68% / 11% / 21% in the last years and a slight increase in postpayment customers. Therefore, we have estimated a distribution without significant changes among these three Business lines, but with a slight increase in the postpayment segment (from 32% to 34% over 3 years). An increase in ARPU lower than the IPC is foreseen for 2016 and 2017, which is line with what has occurred during recent years, as we have noted that this segment is highly sensitive to price rises, with an ARPU lower than that of other segments. Beginning 2018, increase has been in line with inflation (which is assumed to be more moderate) and changes in the Gross Domestic Product, assuming a 0.75x elasticity, Revenues Prepayment From Mobile Services in Argentina . Employees “Cuentas Claras” Plan • ARPU increase in 2016 equivalent to 75% of inflation in line with the evolution observed in latest years. ARPU will, since 2017, follow the same trend of inflation and the Gross Domestic Product (in the latter case, with a 75x elasticity). We believe that the Browsing consumption benefits related to the 4G technology will be offset against a reduction of SMS and Voice consumption. • ARPU increase in 2016 equivalent to 70% of inflation in line with the evolution observed in latest years. ARPU will, since 2017, follow the same trend of inflation and the Gross Domestic Product (in the latter case, with a 75x elasticity). We believe that the shift to 4G has resulted in an actual higher than inflation increase in the segment ARPU in 2015, but this will not bear the same effect in 2016 with a more challenging macroeconomic context. Post-payment This group is made up of revenues from Internet plate sales which we foresee will continue to drop as has occurred in recent years and of other type of revenues from other than consumption services sales which we believe will remain unchanged as compared to total sales. Other Revenues 16 Quantum F i n a n z a s

VALUATION REPORT DISCOUNTED CASH FLOW VALUATION • Increased revenues from equipment sales in Argentina during 2016 in line with inflation without any changes in number. Sustained demand of high-technology equipment, partially affected by import restrictions. However, release of restrictions may be offset against a more challenging economic scenario in 2016. A sales profit margin close to 22% (currently 24%) and increased equipment sales are forecast from 2017 onwards in line with inflation and economic growth. From equipment sales • A gradual elimination of the current subsidy and sales growth in line with inflation and changes in the Gross Domestic Product are expected as regards equipment sales in Paraguay. • • We have been informed by the Company that the mobile market is developed but an increase in the market share would be unlikely (due to the significant leading position of another market player) Accordingly, an increase in the customer portfolio in line with population growth has been forecast. As in the Argentine market, a sustained distribution has been recorded among Prepayment, Postpayment and “Cuentas Claras” Plans with a distribution of 84% / 15% / 1% and a slight increase in the “Cuentas Claras” lines. It is assumed that this trend would not be significantly affected by recent technological changes. Therefore, we estimate a sustained evolution in the 3 Business Lines. Revenues Pre-payment • 1.3% ARPU growth for 2016 below expected inflation (4.4%) and growth of the Gross Domestic Product (3.6%), but reverting the drop observed in previous years. A similar effect was expected for 2017 and 2018, and the ARPU would fully consider estimated inflation only in 2019. From Mobile Services in Paraguay - Núcleo • The ARPU is projected to increase below the inflation level in the short-term. A similar effect was expected for 2017 and 2018 and the ARPU would fully consider estimated inflation only in 2019. “Cuentas Claras” Plan • Slight ARPU growth in the short-term below inflation (4.4%) and economic growth, but reverting the drop observed in latest years. It is projected that the whole inflation may be transferred to prices in the long-term, mainly affected by the fact that it is a company taking prices from the market. Post-payment Other Revenues This group is made up of revenues from Internet plate sales which we believe that, as occurs in Argentina, will record a downwards trend and of other type of revenues from other than consumption services sales which we believe will remain unchanged as compared to total sales in Paraguay. 17

VALUATION REPORT DISCOUNTED CASH FLOW VALUATION Slight increase in sales-related direct costs mainly due to a decrease in the profit margin foreseen in the sold equipment segment for the abovementioned reasons. This increase is expected to be partially offset against a more efficient use of the network, as a result of lower interconnection costs given the decrease in the number of fixed lines and mobile voice consumption services. Cost of Goods Sold (COGS) Commercial Costs • Improvement from productivity and efficiency in Customer Management Costs as compared to sales is expected to continue in incoming year. Industrial Costs • Increase in industrial costs in respect of sales generated by Network Costs and Rental Costs, Electricity and Other as we have been informed that it is very likely that such costs will substantially increase in real terms in as much as the coverage network is extended and refurbished and service quality is improved. G&A expenses and uncollectibles • Short--term increase in sales generated by greater uncollectibility of equipment sales (greater sales risk assumed by the Company as compared with previous years). Growth in line with inflation is forecast for subsequent years. . Expenses Employees' costs • Based on information received from the Company, it is foreseen that the Employees-Sales cost may be reduced to levels close to those of 2014. Therefore, gradual improvement until those levels re reached is foreseen as from 2018. Telecom Argentina - TOTAL COSTS TOTAL COST as a % of sales (29,674) (39,200) (47,546) (56,789) 73.3% 74.9% 74.3% 72.7% (67,222) (77,270) (84,100) (91,089) (98,680) (106,941) 72.3% 72.4% 72.3% 72.0% 71.8% 71.5% • We believe that the Company's profit margins will improve in the middle-term for the abovementioned reasons (actual ARPU improvements, increased number of customers in some segments with greater profitability and certain reductions of costs and expenses) and as a result of a more favorable macroeconomic condition. However, it is estimated that the Company could be affected by a complex economic environment which could prevent transferring all projected cost increases to prices. We hope that when lower inflation levels are reached, the long-term EBITDA margin will exceed 28% of sales, that is to say, a 150 pb increase as compared to the current situation. Telecom Argentina - TOTAL COSTS COGS as a % of sales Telecom Argentina - TOTAL COSTS Commercial Costs as a % of sales Telecom Argentina - TOTAL COSTS Commercial Costs as a % of sales Telecom Argentina - TOTAL COSTS G&A expenses as a % of sales Telecom Argentina - TOTAL COSTS Employees’ Cost as a % of sales (12,096) 29,9% (15,922) 30.4% (19,464) 30.4% (23,627) 30.2% (27,914) 30.1% (32,021) 30.0% (34,696) 29.8% (37,531) 29.7% (40,608) 29.3% (43,949) 29.4% (5,193) 12.8% (6,146) 11.7% (7,046) 11.0% (7,956) 10.2% (9,338) 10.1% (10,659) 10.0% (11,545) 9.9% (12,497) 9.9% (13,532) 9.8% (14,660) 9.8% • (3,037) 7.3% (4,502) 8.6% (5,798) 9.1% (7,107) 9.1% (8,564) 9.2% (10,023) 9.4% (11,220) 9.6% (12,236) 9.7% (13,334) 9.7% (14,533) 9.7% (2,037) 3.0% (2,988) 3.7% (3,619) 3.7% (4,334) 3.3% (5,039) 3.4% (5,684) 3.3% (6,051) 3.2% (6,440) 3.1% (6,857) 3.0% (7,304) 4.9% • (7,312) 18.1% (9,642) 18.4% (11,620) 18.2% (13,766) 17.6% (16,367) 17.7% (18,884) 17.7% (20,587) 17.7% (22,385) 17.7% (24,349) 17.7% (26,494) 17.7% Telecom Argentina - TOTAL COSTS TOTAL COST as a % of sales (29,674) 73.3% (39,200) 74.9% (47,546) 74.3% (56,789) 72.7% (67,222) 72.3% (77,270) 72.4% (84,100) 72.3% (91,089) 72.0% (98,680) (106,941) 71.8% 71.3% 18 Quantum F i n a n z a s

VALUATION REPORT DISCOUNTED CASH FLOW VALUATION Spectrum purchases tantamount to AR$ 287 million are expected in Paraguay. No further purchases are subsequently assumed. CAPEX/Sales Ratio (without considering purchases of licenses) would record an increase in 2016 while the Company continues to adjust its whole network to LTE technology (we have been informed that availability is close to 50%). Furthermore, the installation of new cells continues aimed at decreasing the number of users per cell in order to improve the service quality. The average CAPEX/Sales ratio was approximately 18% during 2017-2020. After the network refurbishment towards 4G has developed and the service quality further improves, it is expected that the CAPEX/Sales ratio will reach approximately 16%. Income Tax A rate of 35% was used throughout the projection Working Capital The changes in the Company's working capital will show negative results in 2016 due to a greater immobilization of resources related to the funding of equipment sales. A regularization of the situation is subsequently expected. Given the regulatory and business uncertainty, no new sales modalities were included in the valuation (content, video on demand, other) as a result of the development of new technologies. These possibilities also require significant investments, represent significant technological challenges and, in some cases, regulatory procedures with uncertain outcome. Another item which we have not considered in our valuation is the performance that other market players will have. Both technological developments and regulatory changes may result in competitive advantages and disadvantages for different players in the markets in which the Company operates or those which are close to them and that could favorably or unfavorably affect the Company. Again, as these issues provide a high level of uncertainty, we have not considered them for valuation purposes. New competitive businesses and challenges 19 Quantum F i n a n z a s Other items Other Changes in funds

VALUATION REPORT DISCOUNTED CASH FLOW VALUATION particularly Mobile Networks. 2017. of some commercial costs and eventual renewals or purchases of low impact licenses. 20 Quantum F i n a n z a s Minority Share in Núcleo Paraguay In view of the fact that 32.5% of the capital of Núcleo is not owned by the Company and that we have been informed that Núcleo represents approximately 6% of the total EBITDA net of Capex, we have adjusted the Company's valuation for this share, by deducting 2% (6% x 32,5%) from the value obtained. Inventories • A nominal drop is expected for 2016 as a result of offsetting due to accumulated inventories during 2015. Increases similar to the nominal sales growth are foreseen as from Intangible assets • The sustained growth during 2014 and 2015 was due to the purchase of 3G and 4G licenses. A more gradual increase was subsequently projected due to the capitalization Other Assets • Other assets change in line with the average sales growth and will maintain an average turnover similar to 2013-2014-2015 in future years. Liabilities Assets Financial Debt • During recent years the Company has recorded a low level of financial debt. Therefore, we have projected that a sustained Debt/EBITDA ratio of 0.5x will be maintained. Interest paid (net of interest earned generated by the cash position) has been included for income tax calculation purposes. Other Liabilities • Changes recorded are in line with the average increase of total costs (inflation + gross domestic product). Fixed Assets • It is expected that the Company's fixed assets will continue to increase as long as the network maintains its expansion, as a result of renewal and coverage expansion, Accounts Receivable • Accounts receivable change in line with the average sales growth, maintaining an average turnover similar to 2013-2014-2015 in future years.

VALUATION REPORT

DISCOUNTED CASH FLOW VALUATION

FORECAST

TelecomArgentina-CASH FLOW

Millions of USD	2015	2016P	2017P	2018P	2019P	2020P	2021P	2022P	2023P	2024P
Net Revenues	**4,374**	**3,543**	**3,651**	**4,070**	**4,490**	**4,805**	**4,931**	**5,105**	**5,288**	**5,479**
Change %	*6.4%*	*-19.0%*	*3.1%*	*11.5%*	*10.3%*	*7.0%*	*2.6%*	*3.5%*	*3.6%*	*3.6%*
COGS	**(1,305)**	**(1,078)**	**(1,111)**	**(1,231)**	**(1,352)**	**(1,441)**	**(1,471)**	**(1,516)**	**(1,562)**	**(1,610)**
% Revenues	*29.8%*	*30.4%*	*30.4%*	*30.2%*	*30.1%*	*30.0%*	*29.8%*	*29.7%*	*29.5%*	*29.4%*
Gross Margin	**3,069**	**2,465**	**2,540**	**2,839**	**3,138**	**3,364**	**3,460**	**3,590**	**3,726**	**3,869**
% Revenues	*70.2%*	*69.6%*	*69.6%*	*69.8%*	*69.9%*	*70.0%*	*70.2%*	*70.3%*	*70.5%*	*70.6%*
Fixed Costs and Expenses	**(1.897)**	**(1,575)**	**(1,603)**	**(1,728)**	**(1,904)**	**(2,036)**	**(2,095)**	**(2,163)**	**(2,233)**	**(2,307)**
% Revenues	*43.4%*	*44.5%*	*43.9%*	*42.4%*	*42.4%*	*42.4%*	*42.5%*	*42.4%*	*42.2%*	*42,1%*
EBITDA	**1,172**	**889**	**938**	**1,111**	**1,235**	**1,328**	**1,365**	**1,427**	**1,493**	**1,562**
EBITDA Margin %	*26.8%*	*25.1%*	*25.7%*	*27.3%*	*27.5%*	*27.6%*	*27.7%*	*28.0%*	*28.2%*	*28.5%*
Income Tax	(183)	(144)	(158)	(208)	(238)	(259)	(255)	(267)	(281)	(297)
Capex	(1.086)	(757)	(689)	(732)	(778)	(815)	(790)	(815)	(844)	(874)
Changes in Working Capital	(202)	(58)	17	23	44	39	26	20	20	20
CASH FLOW before funding	**(298)**	**(69)**	**108**	**194**	**262**	**293**	**345**	**365**	**387**	**41**

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VALUATION REPORT 2015 2016P 2017P 2018P 2019P Fuente: Elaboración QF Sales of Services (AR$M 2015 2016P 2017P 2018P 2019P Source: prepared by QF

DISCOUNTED CASH FLOW VALUATION

Sales and EBITDA (USD M


EBITDA
Margin
4,574
26,8%
3,543
25,1%
3,651
25,7%
27,3%
4,070
27,5%
4,490
1.172
889
938
1.111
1.235
2015
2016P
2017P
2018P
2019P

Source: Prepared by QF

Sales of Equipment and Mg (AR$)


6.016
8.146
10.191
12.539
14.930
9,3%
5,3%
5,5%
5,6%
6,0%
2015
2016P
2017P
2018P
2019P
EBITDA
Equipment
558
428
557
697
893

Source: Prepared by QF

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Finanzas

VALUATION REPORT Revenues from Voice Services and ARBU AR$) Revenues in AR$ Million Fuente: Elaboración QF ARPU TP Mobile (AR$) 189.4 18.0% 160.5 “Cuentas Claras” Plan Postpayment 22.2% 131.3 Prepayment 20.3% 19.6%109 2 Series4 52,9 | 64,2 | 75,4 2015 2017P 2016P 2018P 2019P Source: Prepared by QF

DISCOUNTED CASH FLOW VALUATION Sales of Arnet and ARPU (AR$) Revenues in AR$ Millions ARPU in AR$ Customers (’000) |j. 2015 Source: Prepared by QF 2016P 2018P 2019P 2017P Mobile ARPU Núcleo (Gs) ■ "Cuentas Claras"Plan ■ Post-payment ■ Pre-payme ARPU Núcleo (Gs) 2015 2016P 2017P 2018P 2019P Source: Prepared by QF 23 Quantum f i n a n z a s 30,369 30,270 30,677 31,944 29,733 76,42778,44580,65782,73886,213 nt 77,67979,38881,25383,00086,486 16,73716,73716,73716,73717,440 485.6

VALUATION REPORT CAPEX without Spectrum (AR$ M) 14,3% 2015 2016P 2017P 2018P 2019P Source: Prepared by QF TP Mobile Equipmen t ( ’000 L ines) 19,539 19,751 19,964 20,181 20,399 Pre-payment Post-payment 2016P 2017P 2018P 2 019P 2015 Prepared by: QF 13,463 6,936 13,319 6,861 13,276 6,688 13,233 6,518 13,188 6,351

DISCOUNTED CASH FLOW VALUATION Total Costs (AR$ M) ■ Employees' costs 67,222 ■ Equipment cost ■ Industrial Costs 16,367 56,789 ■ Commercial Costs ■ COGS without equipment 47,546 13,766 TOTAL COSTS 11,806 11,620 39,200 9,963 8,061 2015 2016P 2017P 2018P 2019P Source: Prepared by QF 24 Quantum f i n a n z a s 3,619 5,798 7,046 11,403 4,334 7,107 7,956 13,664 5,039 8,564 9,338 16,108

VALUATION REPORT DISCOUNTED CASH FLOW VALUATION Revenues Mix (%)

VALUATION REPORT DISCOUNTED CASH FLOW VALUATION DISCOUNT RATE • The discounted cash flow method discounts all funds expected to be generated by an asset in the future at a rate which indicates the risk represented by that flow. Such rate is known as discount rate, cut-off rate or opportunity cost, as it expresses the return an investor will receive from an alternative investment with similar risk. To estimate the Enterprise Value, a discount rate in line with the cash flow being discounted is used. The discount rate used to calculate the present value takes into account not only the time cost of money but also the "entrepreneur risk", the "country risk", the "size risk" or the "liquidity premium". o The entrepreneur risk takes into account the changes in the revenues and costs of services offered and possible contingencies which might affect the particular business transactions and performance of activities. o The so called country risk takes into account, amongst others, the perception of the situation and economic, social, financial and legal outlook affecting the valuation of entrepreneurial businesses in Argentina. As the cash flow being discounted is that associated to the asset or the Company, the applicable discount rate is that • • • consistent with the Weighted Average Capital Cost known as WACC. This method consists capital cost and financial debt cost, thus reaching an average cost of the capital structure. of estimating own 26

VALUATION REPORT DISCOUNTED CASH FLOW VALUATION Discount rates for own capital (equity) • We have used the Capital Asset Pricing Model to determine equity. This method, known as CAPM (Capital Asset Pricing Model), is commonly used to determine the cost of capital or equity. Its main characteristic is based on assuming that any investor will require a minimum return corresponding to the free-risk rate, which contemplates the time value of money, combined with a risk premium, calculated as the volatility of a specific share incorporated to a diversified portfolio. If this investment is made in emerging countries, it is also necessary to compensate the investor with a sovereign risk premium. The calculation of the discount rate in the CAPM model results from aggregating 3 items: • • + + 27 Quantum F i n a n z a s c) Country/Region Risk (Rs) b) Business-related risk (Rm - Rf) x ß enterprise a) Risk-free rate (R)

VALUATION REPORT DISCOUNTED CASH FLOW VALUATION That is to say, the discount rate applicable to equity results in: Re: Rf + (Rm-Rf) x ßenterprise+ Rs where, a) Risk-free rate (Rf) o Represents the profitability rate of a risk-free investment, that is, an investment the actual return of which does not change in respect of the expected return. It is associated with the "time value" of money. o This rate is calculated taking the average return of the US Treasury Bonds as a reference over a term similar to that of discounted cash flows. In this case an annual 1.84% has been used, equivalent to the simple average return of a 10-year US Treasury Bond during 30 days prior to valuation. Source: Bloomberg. b) Business-related risk (Rm-Rf) x ß enterprise o The equity premium of an enterprise framed within a specific industry or sector results from multiplying the beta of such enterprise or economic sector by the market risk premium. o That is, it is the product between the market risk premium times the Company's beta. o Based on the values expressed below, the equity premium applicable to Telecom Argentina is an annual 4.50%. b. 1) Equity Premium or (Rm-Rf) 28 Quantum F i n a n z a s

VALUATION REPORT DISCOUNTED CASH FLOW VALUATION o The equity premium of shares is the difference between expected profitability of the shares and the profitability of an asset with no risk for which that of 30-year US Treasury Bonds is used for reference. o To estimate this value, the average historical difference between the annual stock market performance and long-term US government bonds since 1928 have been used. The resulting value is an annual 4.60%. Source: Data Base of professor Damodaran - University of New York 29

b. 2) Leveraged Beta (β) Coefficient It measures the relative risk or volatility of a share or group of shares in relation to the market portfolio, to which a Beta coefficient of 1.0 is assigned. This coefficient represents the tendency of a share to move with the market portfolio. An average risk share is that which tends to go up and down in the same proportion as the market portfolio (commonly measured by the S&P 500 Index). Such share will have a Beta coefficient of 1.0. If the share is more volatile than the market portfolio, it will have a Beta coefficient higher than 1.0, and if the share is less risky, it will have a Beta coefficient lower than 1.0. For the calculation of the β coefficient, the Company data was taken from what was published by Bloomberg at the time of the Valuation, and it was equivalent to 0.98. o o o c) Country Risk (CR) It represents the Equity premium over the risk-free rate resulting from investing in emerging markets. It measures the proportion of the market related to the juridical, financial insecurity and economic uncertainty affecting the valuation of the company businesses. o 29 uilQuantum f i n a n z a s

VALUATION REPORT DISCOUNTED CASH FLOW VALUATION

- It is usually measured as the return difference between long-term bonds issued by the country in question and those issued by the United States Government. In this case, we have used, as the measure for the Argentine risk, the return of the Bonar 2024 government bonds. In the same way as for the calculation of the risk-free rate, the simple average of the latest month was taken into account, and the country risk for Argentina reaches 605 basis points (bps).
  Source: Bloomberg

Based on the foregoing, the estimated Equity cost for these projects amounts to 12.38% p.a., according to the following detail:

Risk-free Rate	R_f	1,84%	*Average UST10 and last 30 days (3/17/2016)*
Equity Premium	$R_m - R_f$	4,60%	*Premium for Equity Risk Shares vs T-Bonds 1928 - 2014 Damodaran*
Beta Telecom Argentina	b_{emp}	0,98	*Telecom data published by Bloomberg*
Argentine Country Risk	R_s	6,05%	*Spread of Argentine Bond (Bonar 2024)*
Kg Telecom Argentina		**12,38%**	

Discount Rates for the Debt

- Telecom does not have a significant financial debt. The main indebtedness of the Company is with local banks and has a commercial origin or issuances in the local market stated in Argentine pesos, with relatively short terms. Since Telecom has historically had the best credit ratings and, during long periods of time, it also had risk levels even lower than the government's, in order to stimulate the debt cost of Telecom, the rate of the Argentine Government Bond called Bonar 2024, equivalent to 7.88%, was considered as a reference.

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VALUATION REPORT DISCOUNTED CASH FLOW VALUATION

Kd Telecom Argentina	7,88%	*TIR of Bonar 2024 last 30 days (3/17/2016)*
Tax Rate	35%	
Kd Telecom Argentina	5,12%	

Weighted Average Capital Cost (WACC)

- The WACC method presumes there is an optimal capital structure that minimizes the business opportunity cost. Since the debt has a collection priority in relation to the Equity, the risk is lower and, therefore, the opportunity cost is lower than that of Equity. Furthermore, the debt has tax benefits as compared to the Equity.
- In this way it is possible to "leverage" the indebted company by reducing the business discount rate. However, while the indebtedness is increased, the insolvency costs (for example, bankruptcy, assets liquidation, etc.) start to be higher than the benefits derived from undertaking more obligations. That is, there is an optimal indebtedness structure that reduces capital costs.
- The WACC weights the Cost of Equity (Re) and that of the Debt (Rd) after taxes (t) according to the Debt (D) / Equity (E) relationship:

  WACC: Re x E/(E+D) +Rd x (1-t) x D/(E+D)

- In order to weight the Equity and indebtedness of Telecom, we have used the information published by the Company in its latest annual balance sheet as of December 31st, 2015.
- Based on the foregoing premises, the WACC of Telecom amounts to 10.80% p.a., according to the following detail:

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VALUATION REPORT

DISCOUNTED CASH FLOW VALUATION

WACC Telecom

Risk-free rate	R_f	1,84%	*Average UST10 and last 30 days (3/17/2016)*
Equity Premium	$R_m - R_f$	4,60%	*Premium Equity Risk Shares vs T-Bonds 1928*
Beta Telecom Argentina	b_{emp}	0,98	*Telecom data published by Bloomberg*
Argentine Country Risk	R_s	6,05%	*Spread of Argentine Bond (Bonar 2024)*
K_e Telecom Argentina		**12,38%**	
Kd Telecom Argentina		7,88%	*TIR of Bonar 2024 last 30 days (3/17/2016)*
Tax rate		35%	
K_d Telecom Argentina		**5,12%**	
Telecom Argentina Debt		376	*As per balance sheet as of 12/ 31/2015 – stated in USD Millions*
Debt/ (Debt + Equity)		21,8%	*As per consolidated balance sheet as of 12/ 31/2015*
WACC Telecom Argentina		**10,80%**	

<u>*Results of the Discounted Cash Flow Valuation Method*</u>

Using the discount rates designed to discount estimated flows, we obtain the following Share Value:

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VALUATION REPORT DISCOUNTED CASH FLOW VALUATION Value (USD 000) Valuation Summary Cash & equivalents Financial Debt Net Debt 176 (376) (199) | Equity Value 3.180 Núcleo interest adjustment (62) Final Equity Value 3.118 Total issued shares (000) 984.381 Exchange Rate 15,2 33 uilQuantum f i n a n z a s co ID CO Price per Share (ARS) 48,2 Price per Share (USD) 3,17 WACC10,8% Enterprise Value3.379 | VALUATION USD Millions20152016P2017P2018P2019P2020P2021P2022P2023P2024P Enterprise Value Sales4.374 EBITDA1.172 Income Tax CAPEX(1.086) Changes in Working capital (202) 3.5433.6514.0704.4904.8054.9315.1055.2885.479 889 938 1.111 1.235 1.328 1.365 1.427 1.493 1.562 (144) (158) (208) (238) (259) (255) (267) (297) (757) (689) (732) (778) (815) (790) (815) (844) (874) (58) 17 23 44 39 26 20 20 20 Company cash flow(298) Terminal value % nominal 3.0% (69)108194262293345365387411 5.267 Company cash flow with terminal value(298) (69)1081942622933453653875.678

VALUATION REPORT DISCOUNTED CASH FLOW VALUATION Sensitivity Analysis • Once the value was obtained based on the Discounted Cash Flows, we proceeded to make sensitivity tasks aimed at assessing the changes that the value would suffer upon any changes in certain relevant variables and at obtaining a value range. o The analysis is performed by altering the WACC level and the EBITDA margin. 34 uilQuantum f i n a n z a s

COMPARABLE COMPANIES ANALYSIS VALUATION VALUATION REPORT III. COMPARABLE COMPANIES ANALYSIS VALUATION 35 uilQuantum f i n a n z a s

VALUATION REPORT COMPARABLE COMPANIES ANALYSIS VALUATION

MULTIPLES APPLICABLE TO SIMILAR COMPANIES

- Another commonly used method for the valuation of companies is the method of comparable companies based on the valuations made for similar companies with shares publicly listed in the Exchange Market.
- Considering the value of similar companies with shares publicly offered, as well as the so-called multiples of valuation deriving from the market price, it is possible to obtain a value for Telecom.
- In order to do that, we have identified a group of 7 similar companies from the Latin American market. The reference multiples considered have been the following: (i) Enterprise Value / EBITDA and (ii) Enterprise Value / Sales. The relevant data of the similar companies are mentioned below and correspond to indicators obtained from Bloomberg, which include the market capitalization of the companies as of March 17th, 2016 and the EBITDA and Sales indicators representing the last 12 month before such date:

Comparable companies analysis valuation (as of March 17,2016)	Market Capitalization	EV/ EBITDA (*)	EV/ SALES (*)
	USD M		
América Movil	50.039	5,6x	1,7x
Telefonica Brasil SA	19.437	6,3x	1,9x
TIM	5.379	3,2x	1,2x
ENTEL	1.966	8,0x	1,6x
Telefonica Perú SA	1.779	2,2x	0,7x
Telefonica Chile SA	825	4,1x	1,4x
Oi S.A.	272	5,6x	1,7x
(I) = Average weighted by market capitalization		5,6x	1,7x

Source: Bloomberg (3/17/2016)
(*) EBITDA and Sales of last 12 months

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VALUATION REPORT COMPARABLE COMPANIES ANALYSIS VALUATION • Please consider that the included variables are affected in different ways by the recent devaluations observed in the various countries, especially in Brazil, and that they are calculated according to historical values, whereas those applied to Telecom are obtained based on the values forecasted for financial year 2016, which already include the devaluation effects. Since these multiples correspond to companies that carry out their activities in countries that generally have risks lower than the Argentine one, we understand that the same should be adjusted for the purposes of reflecting a higher relative risk. Such adjustment has been calculated as follows: • • 1. The value of Telecom was estimated by the Discounted Cash Flow method using the WACC described in the previous Chapter; A new ad hoc WACC was estimated using, as “country risk”, the average resulting from weighting the risk levels of the different countries of Latin America where the companies operate. The average country risk obtained is 3.14% (vs. 6.05% used for Argentina) and the resulting value of this ad hoc WACC is 8.53%; The Enterprise Value was calculated using the Discounted Cash Flow method and the ad hoc WACC, which is lower than the one estimated for Argentina, resulting in a higher valuation. The result shows that the valuation obtained using the Argentine WACC is 34.0% lower than the valuation obtained using the ad hoc WACC. Such adjustment percentage has been used to reduce the multiples for the similar companies. 2. 3. • The Enterprise Value obtained by multiplying the multiples adjusted by the Sales and EBITDA values of Telecom estimated in Dollars for 2016 was then subtracted the net financial debt in order to obtain the Equity value and the Share Value of Telecom. Afterwards, some sensitivity analyses were performed in order to establish a value range under this method. In this case, the sensitivity proposed is to consider a discount 10% higher and 10% lower than the 34.0% adjustment mentioned before. • 37 uilQuantum f i n a n z a s

VALUATION REPORT COMPARABLE COMPANIES ANALYSIS VALUATION Results of the Comparable Companies Analysis Valuation Comparable companies analysis valuation (as of March 17, 2016 ) EV/ EBITDA (*) EV/ SALES (*) Market capitalization 1,7x Source: Bloomberg (03/17/2016) (*) EBITDA j Sales of last 12 months (1) = Average weighted by Market Capitalization 5,6x 1,7x Applicable discount (2) = Multiple adjusted by country risk 34,0% 3,7x 1,1x Implicit Telecom valuation by multiples EBITDA E SALES E EBITDA and SALES estimate 2016 889 3.543 (stated in USD billions) Enterprise Value (EV) EV adjusted by Núcleo interest (Py) (stated in USD billions) (stated in USD billions) 3.276 3.904 I 3.212 | I 3.827 | Net Financial debt (December 2015) (stated in USD billions) 199 199 Average exchange rate (30 days) as of March 17, 2016 15,23 Calculation of value per Telecom share Issued shares (000) 984.381 46,62 56,15 Assigned Weighting 50% 50% 51,38 Sensitivity Applicable discount +10% applicable discount -10% 38 uilQuantum f i n a n z a s 37,43% 48,57 30,63% 54,19 Value per issued share (weighted average)(stated in ARS /share) (stated in ARS / share) Equity Value(stated in ARS billions) 45.89255.270 Equity Value (stated in USD billions) | 3.013 |I 3.628 | USD M América Movil 50.039 5,6x Telefonica Brasil SA 19.437 6,3x TIM 5.379 3,2x ENTEL 1.966 8,0x Telefonica Perú SA 1.779 2,2x Telefonica Chile SA 825 4,1x Oi S.A. 272 5,6x 1,7x 1,9x 1,2x 1,6x 0,7x 1,4x

VALUATION REPORT AVERAGE MARKET VALUE OF SHARES IV. AVERAGE MARKET VALUE OF SHARES 39 uilQuantum f i n a n z a s

VALUATION REPORT AVERAGE MARKET VALUE OF SHARES AVERAGE MARKET VALUE OF SHARES • Another method suggested is the one arising from analyzing the share price during the 6 months preceding the launching of the OPA (from August 24th, 2015 to February 23rd, 2016). The CNV provides that the price arising from this method is the minimum value that can be offered within the scope of an OPA. By evaluating the semester immediately preceding the OPA, a value of ARS 45.95 is obtained, that is, the Price of the Offer is higher. o During the reference period, the maximum share price amounted to ARS 56.95, and the minimum, to ARS 38.5. In any case, we understand that under the current circumstances this method is not representative of the real Enterprise value because during the period being considered there were many events that could have altered the political, macro-economic and business situations. Furthermore, the depth of the secondary market for these shares is limited (average USD 250 thousand/ day). Taking the foregoing into account, we have considered this method as null for the purposes of obtaining the Share Value. • • 40 uilQuantum f i n a n z a s

VALUATION REPORT AVERAGE MARKET VALUE OF SHARES

Evolution of Share Price

Date	Price	Date	Price	Date	Price	Date	Price
24/Aug/15	40.60	05/Oct/15	41.50	18/Nov/15	55.50	08/Jan/16	47.50
25/Aug/15	40.70	06/Oct/15	40.60	19/Nov/15	55.00	11/Jan/16	47.50
26/Aug/15	44.40	07/Oct/15	40.50	20/Nov/15	56.95	12/Jan/16	44.50
27/Aug/15	43.60	08/Oct/15	40.50	23/Nov/15	54.40	13/Jan/16	45.45
28/Aug/15	44.20	09/Oct/15	41.00	24/Nov/15	52.00	14/Jan/16	43.10
31/Aug/15	44.20	13/Oct/15	40.10	25/Nov/15	49.00	15/Jan/16	40.50
01/Sep/15	43.00	14/Oct/15	41.00	26/Nov/15	51.80	18/Jan/16	38.50
02/Sep/15	43.00	15/Oct/15	41.50	30/Nov/15	50.25	19/Jan/16	40.00
03/Sep/15	44.10	16/Oct/15	41.05	01/Dec/15	51.20	20/Jan/16	39.00
04/Sep/15	44.10	19/Oct/15	40.20	02/Dec/15	50.50	21/Jan/16	41.90
07/Sep/15	43.90	20/Oct/15	40.60	03/Dec/15	49.75	22/Jan/16	42.50
08/Sep/15	45.10	21/Oct/15	40.50	04/Dec/15	52.00	25/Jan/16	43.25
09/Sep/15	44.00	22/Oct/15	40.90	09/Dec/15	49.50	26/Jan/16	42.50
10/Sep/15	44.50	23/Oct/15	41.50	10/Dec/15	48.50	27/Jan/16	42.30
11/Sep/15	46.00	26/Oct/15	46.30	11/Dec/15	47.40	28/Jan/16	43.95
14/Sep/15	45.20	27/Oct/15	47.60	14/Dec/15	47.05	29/Jan/16	45.00
15/Sep/15	44.85	28/Oct/15	51.25	15/Dec/15	45.60	01/Feb/16	44.90
16/Sep/15	44.00	29/Oct/15	52.50	16/Dec/15	44.70	02/Feb/16	45.00
17/Sep/15	44.90	30/Oct/15	53.05	17/Dec/15	46.45	03/Feb/16	45.60
18/Sep/15	44.00	02/Nov/15	54.50	18/Dec/15	45.90	04/Feb/16	47.30
21/Sep/15	43.15	03/Nov/15	53.50	21/Dec/15	46.90	05/Feb/16	47.30
22/Sep/15	41.00	04/Nov/15	51.50	22/Dec/15	46.00	10/Feb/16	47.00
23/Sep/15	41.00	05/Nov/15	52.00	23/Dec/15	47.50	11/Feb/16	45.45
24/Sep/15	40.25	09/Nov/15	52.00	28/Dec/15	47.00	12/Feb/16	45.00
25/Sep/15	40.90	10/Nov/15	51.75	29/Dec/15	46.50	15/Feb/16	45.90
28/Sep/15	38.50	11/Nov/15	53.00	30/Dec/15	46.00	16/Feb/16	46.30
29/Sep/15	40.80	12/Nov/15	52.55	04/Jan/16	43.00	17/Feb/16	49.15
30/Sep/15	40.80	13/Nov/15	52.15	05/Jan/16	46.00	18/Feb/16	49.50
01/Oct/15	39.25	16/Nov/15	54.20	06/Jan/16	46.50	19/Feb/16	50.50
02/Oct/15	39.75	17/Nov/15	55.00	07/Jan/16	46.00	22/Feb/16	54.80
Source: Bloomberg						23/Feb/16	55.80

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VALUATION REPORT EQUITY VALUE OF SHARES V. EQUITY VALUE OF SHARES 42 uilQuantum f i n a n z a s

VALUATION REPORT EQUITY VALUE OF SHARES EQUITY VALUE OF SHARES • This method assumes that an enterprise value is obtained from what is shown by the financial statements at a certain time. It results from dividing the net worth of a company by the number of shares issued. This method does not consider the capacity to generate future cash of any operating company. Moreover, and even though it depends on accounting rules applicable to each country specifically, there are certain situations where the net worth of the financial statements may not necessarily reflect the reality of a business. In concrete, for the case of Argentina, net worths are not adjusted by inflation and just historical or cost values are included. Therefore, we consider that the value obtained by this method is usually not representative of the real enterprise value. This is especially evident for companies that are not strongly regulated and that also have a significant portion of its assets represented by fixed or similar assets, which have not updated their value. For the purposes of reference and following the guidelines provided by the CNV, there follows the Share Value of • • • Telecom using this method based on the Balance Sheet as of December 31st, 2015, highlighting foregoing reasons, we have not considered this method as proper to obtain the Share Value: that, due to the Net worth as of Dec 31, 2015 (ARS Millions) 17.610 Number of shares (000) 984.381 43 uilQuantum f i n a n z a s Price per share (ARS) 17,89 Equity Value

VALUATION REPORT VALUE SUMMARY VI. VALUE SUMMARY 44 uilQuantum f i n a n z a s

VALUATION REPORT

VALUE SUMMARY

SHARE VALUE OF TELECOM

Valuation Summary (as of March 17th, 2016)

Valuation Method	Weighting	Minimum Value Range (ARS/share)	Maximum Value Range (ARS/share)
Discounted Cash Flows	**70,0%**	40,0	57,7
Comparable Companies Analysis	**30,0%**	48,6	54,2
Weighted price per share		**42,5**	**56,7**

From this analysis, we can state that the Price of the Offer at the OPA is within the range proposed as reasonable.

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EXHIBIT A – DATA USED TO PREPARE THE REPORT VALUATION REPORT VII. EXHIBIT A – DATA USED TO PREPARE THE REPORT 46 uilQuantum f i n a n z a s

VALUATION REPORT

EXHIBIT A – DATA USED TO PREPARE THE REPORT

Information Used

- *Annual Report and Financial Statements of Telecom Argentina S.A. for the periods 2012, 2013, 2014 and 2015.*
- *Information related to the management for the years 2012, 2013, 2014 and 2015.*
- *Budget Plan Telecom Group - period 2016 - 2018.*
- *General information of the company and competitors obtained from the National Securities Commission.*
- *Data of similar companies with shares publicly listed taken from Bloomberg.*
- *Public analysis related to similar companies abroad over future business prospects for the same sector.*
- *Macro-economic forecasts obtained from the Latin Focus Consensus Forecast.*
- *Other information on market and regulatory issues taken from public sources.*

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VALUATION REPORT EXHIBIT B – GLOSSARY OF TERMS VIII. EXHIBIT B – GLOSSARY OF TERMS 48 uilQuantum f i n a n z a s

VALUATION REPORT EXHIBIT B – GLOSSARY OF TERMS

TERMS USED

ARBU	*Average Revenue Billed per User*
ARPU	*Average Revenue Per User*
ENACOM	National Board of Communications, regulatory body dependent on the Ministry of Communications
EBITDA	Earnings before debt interest, income taxes, depreciations and amortizations
CAPEX	Assets or Capital expenditures
ADSL	*Asymmetric Digital Subscriber Line* – Data communication technology allowing to have higher speeds through cooper lines
TP	Telecom Personal S.A.

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VALUATION REPORT EXHIBIT C – IMPORTANT NOTICE IX. EXHIBIT C – IMPORTANT NOTICE 50 uilQuantum f i n a n z a s

VALUATION REPORT EXHIBIT C – IMPORTANT NOTICE This Report has been prepared by Quantum Finanzas S.A. based on the historical and forecasted information included in Exhibit A. The valuation task is performed considering the relevant variables available at the time and is thus effective at the issuance date. Any changes of the economic and/or business conditions may significantly affect the conclusions of this report, as well as the forecasts included herein. The services provided by Quantum are limited to the afore-mentioned valuation work. Quantum has not carried out any accounting or tax auditing, nor has it performed any validation tasks regarding the technical information provided by Telecom. Quantum has no reasons whatsoever to believe that the facts and information provided by Telecom is not accurate. The macro-and micro-economic assumptions used reflect own and third party opinions, as indicated in the Report. The same are not predictions of future conditions, but possible scenarios where it is reasonable to expect the projects to develop. The forecasted cash flows have been prepared only for the purposes of the valuation. This work assumes the compliance by Telecom with all national, provincial and municipal applicable laws, as well as with all local taxes and regulations, and other public order actions, rules or measures, unless otherwise stated. Nor Quantum nor its directors or employees have any financial interests whatsoever in the projects. The fees arising from the preparation of this Report are not subject to the results of the valuation. This Report shall not be published or discussed with third parties without the prior written authorization given by Quantum. In no case shall Quantum or its directors or employees be held liable towards third parties for any losses caused to Telecom, its shareholders or any third parties as a consequence of this Report. Quantum shall have no responsibility whatsoever to update this Report and/or the results and/or any conclusions, based on any events or circumstances that may occur after the issuance date hereof. 51 uilQuantum f i n a n z a s

VALUATION REPORT **EXHIBIT C - IMPORTANT NOTICE**

Our work constitutes an independent valuation within the scope of the OPA, with the understanding that the shareholders being addressed will have the option to accept or reject the same and are not forced to make any decision whatsoever. The Report does not constitute any recommendation to the shareholders in relation to any decision that they may make regarding the OPA and the convenience or inconvenience to participate therein.

Juan Bruno

Director

Tel: +54 (11) 4345.0003

E-mail: jbruno@qf.com.ar

Daniel Marx

Executive Director

Tel: +54 (11) 4345.0003

E-mail: dmarx@qf.com.ar

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uilQuantum finanzas

Item 5.

BUENOS AIRES ADVISORS

Investment Banking

ASSURANCE REPORT ON

REASONABLE ESTIMATE OF VALUE OF SHARES

VALUED COMPANY: TELECOM ARGENTINA S.A.

DATE: FEBRUARY 23, 2106

PREPARED BY:

BUENOS AIRES ADVISORS S.C.

I.	Background

II.	Purpose of our work

III.	Liability

IV.	Valuation Criteria used

V.	Equity Value of Shares

VI.	Discounted Cash Flow method (DCF) Valuation

VII.	Comparable Company Valuation Multiples method

VIII.	Valuation of Shares in six-month period prior to Tender Offer

IX.	Conclusion

Appendix A	WACC - Theoretical background, Methodology and Calculation

Appendix B	Assumptions and detail of our DCF Valuation

Appendix C	Detail of our Valuation using Multiples

I - Background

Telecom Argentina S.A. (hereinafter, indistinctly “Telecom” or the “Company”) was created as a result of the privatization of ENTel, the company formerly in charge of providing public telecommunications services in Argentina.

Telecom was awarded the license to operate in the area designated as Northern Area and started operations on November 8, 1990. The Company provided public telecommunications services on an exclusive basis until October 10, 1999, and as from this date was authorized to provide services under the licenses held by it in the entire Argentine territory.

The Company provides landline and long-distance international telephone, data transmission and Internet services in Argentina and mobile telephone services through its subsidiaries Personal and Núcleo in Argentina and Paraguay, respectively.

On November 13, 2013, Fintech Telecom LLC (“Fintech”), as buyer, subscribed a stock purchase agreement with Telecom Italia International N.V., as seller, pursuant to which the purchase of a controlling equity interest in Sofora Telecomunicaciones S.A. (“Sofora”) is currently pending completion. This controlling interest includes 51% of Sofora’s ordinary shares. Sofora is an Argentine corporation holding a 100% equity interest in Nortel Inversora S.A. (“Nortel”) as owner of its ordinary voting shares. Nortel is an Argentine corporation that in turn holds an equity interest equivalent to 54.74% of Telecom’s ordinary voting shares.

Through the purchase of 51% of Sofora’s ordinary shares, the equity interest held by Fintech in this company will be increased to 68% of its capital stock and voting rights. After this purchase and in accordance with applicable statutory regulations, as a result of the change of control a Tender Offer (“Tender Offer”) must be made for the purchase of all Class B ordinary shares issued by Telecom and currently listed on Mercado de Valores de Buenos Aires.

In this context, Fintech has requested that we provide our professional services to estimate the reasonable market value of Telecom Argentina’s shares as of February 23, 2016, in our capacity as an independent valuator, as prescribed by the Argentine Securities Commission (“CNV”) rules governing mandatory tender offers to be made upon a change of control and acquisition of a significant indirectly held interest.

II - Purpose of Our Work

Based on the foregoing, the purpose of our work has been to assist Fintech in obtaining an estimate of the reasonable market value of Telecom’s ordinary shares.

To determine such reasonable value, we have used the information detailed below, which we considered sufficient for our purposes:

•	Telecom’s Financial Statements

•	Statement of Income published by Telecom

•	Presentation of Results published by Telecom

•	Telecom’s 20-F Reports

•	Market brokers’ research reports on Telecom and also on the industry in which the Company operates.

•	Regulatory information

•	Certain market information

•	LatinFocus Consensus Forecast Report on Argentina dated February 2016, in relation to the macroeconomic assumptions adopted for our valuation.

III - Liability

This report is based on and restricted to our knowledge and experience in the valuation of companies. No audit and no review or compilation of the financial information included in this report has been carried out. Therefore, no opinion is expressed or assurance given in respect of such information.

The accuracy and integrity of the data derived from such information has not been checked on an independent basis, and no opinion is expressed nor any assurance given as regards such data or the underlying financial statements. Some financial information derived from audited or unaudited financial statements may have possibly been used to prepare this valuation, such financial statements being the responsibility of the Company’s management.

No liability whatsoever is assumed for any judgments made as regards the presentation of financial and tax information, which is the responsibility of the Company’s management. In those cases where the information used was derived from other sources and wholly or partially taken as a basis for our analysis, such information has been assumed to be reliable.

Our analysis and conclusions have been developed, and this report has been prepared, in accordance with the valuation methods currently used in the market and prescribed by the CNV in relation to Tender Offers. We have the required professional skills to perform this valuation, based on our prior experience in similar cases and our academic training in relevant fields. No matters not specifically examined in this report must be assumed to be tacitly included in it. Also, a special note should be made of the fact that there is a strong likelihood that any figures such as cash flows resulting from our prospecting may differ from future actual figures, as the contemplated events do not always occur as expected.

We have assumed that the information provided to us by Telecom is reliable, accurate and complete for purposes of the analysis and valuation included in this report, and that there are no existing agreements, contracts, rights or material information other than those that have been disclosed in the Company’s financial statements.

IV - Valuation Criteria used

In accordance with the provisions established by the CNV in relation to Tender Offers, Title III, Chapter II, Article I, Section 5, as restated, prescribes that to determine the offering price in the event of a Tender

Offer, opinions on the market value of the respective shares must be sought from two independent valuators. Their reports must be submitted to the CNV together with the application for authorization of the Tender Offer and made available to investors through the CNV and, if applicable, through the usual dissemination systems in the market where such shares are traded.

Also, CNV rules provide that to arrive at such estimate of the reasonable value of the respective shares the following valuation criteria or methods must be considered and weighted up:

•                 The equity value of the respective shares

•                 The value of the valued company pursuant to discounted cash flow criteria and/or other indicators applicable to companies engaging in a comparable business.

•                 The average price of the securities traded during the six-month period immediately preceding the offer.

As to the respective weight respectively assigned to the above methods, the applicable rule prescribes that they must be taken into account either jointly or separately, and the significance assigned to each of them individually must be validated at the time the offer is made and also in the respective offering memorandum on duly grounded reasons.

We have used in our work the valuation criteria or methods established by the CNV, including the comparable company valuation multiples method.

V - Equity value of shares

The equity value or book value of shares used to determine the market value of a company is based on historical values, and consequently it may possibly not reflect a company’s business perspectives or current financial condition adequately. This approach does not include the company’s expectations of future performance. Therefore, this is a static method and does not properly contemplate a company’s capacity to generate future economic profits, which depends, among other things, on the company’s financial profile, business strategy and efficiency in the management of its available resources.

From the methodological point of view, in most cases this method does not reflect the market value of the company’s fixed assets, a circumstance that becomes more significant in countries like Argentina, with a high level of inflation and where financial statements may not be adjusted by inflation.

On the other hand, from an empirical point of view, the listed price of the shares of companies operating in various industries or economic sectors rarely matches their respective book value.

Notwithstanding the foregoing, the equity value of shares is one of the methods established by the CNV and it is usually applied in the market as a benchmark when making an investment or assessing the fair value of a company. Therefore, we have calculated Telecom’s equity value, but taking into account the marked deviance of this value from the market value of the Company’s shares we decided not to assign any weight to this method at the time of determining reasonable value of Telecom.

The most recent balance sheet or financial statements available prior to the date when Telecom’s Tender Offer was made were those of December 31, 2015. The Company’s Total Shareholders’ Equity as of this date amounted to AR$ 17,610 million. The total number of shares issued as of such date amounted to 984.4 million. Therefore, Telecom’s equity value amounts to AR$ 17.89 per issued share.

VI - Discounted Cash Flow (DCF) Method Valuation

The DCF method is the main tool used internationally for the valuation of companies.1 Using this tool, the value of a company is determined as the aggregate of the available cash flows that the company expects to generate in the future, discounted at a rate reflecting the company’s funding cost. The term “available” when applied to cash flows makes reference to a cash flow that is generated by the company and which may be distributed among the investors that provided capital to the company assuming the business risk involved: creditors and shareholders.

The cash flow available in a specified year is the residual cash left to the company after operating expenses, investments and taxes have been paid, but before any debt interest or other financial payments are made.

The aggregate of expected annual cash flows must also take into account the time value of money. Therefore, cash flows must be discounted at a rate that reflects the cost of capital and the risk associated to the effective realization of those cash flows.

To discount the cash flows available to the company, the most widely accepted rate is the weighted average cost of capital (WACC),2 which measures a company’s funding cost taking in consideration its capital structure (shareholders and creditors), the country and the industry in which it does business.

The cost of funding through creditors, which is designated as cost of debt, will be determined by the rate of interest demanded by creditors as a condition to extend a loan, while the cost of funding through shareholders represents the rate of return demanded on capital contributions, and is measured by the so-called cost of capital stock. Therefore, the WACC provides an estimate of the tacit risk involved in future cash flows, taking into consideration the rate of return required by the two funding sources, and weighting them up on the basis of the respective proportion of debt and capital stock of the company.

The DCF method is the sole method capable of rigorously taking into account the effect of a change in the company’s investment policy, capital structure, market changes (such as the entry of new competitors), considering at the same time macroeconomic conditions in the economy as a whole and the specific conditions of the industry where the company performs its activities.

Based on the features described above, we adhere to the use of the DCF method as primary valuation tool. Consequently, we will use this method assigning it a 50% weight in the total value when determining Telecom’s reasonable value.

1 See Bruner, R., K. Eades, R. Harris and R. Higgins. Best Practices in Estimating the Cost of Capital: Survey and Synthesis. Journal of Financial Practice and Education, where the authors say that 89% of American companies use the discounted cash flow as their primary valuation tool, while 7% use it as a secondary tool.

2 See Copeland, T., T. Koller and J. Murria. Valuation. Measuring and Managing the Value of the Companies, McKinsey & Company, Inc.: “the average cost of capital is the discount rate, or time value of money, used to translate expected future cash flows into present value for all investors (…). This is a weighted average of the marginal cost of all capital sources - debt, capital stock, etc. – given that the available cash flow represents the amounts that may be distributed among all capital providers.”

Our estimate of Telecom’s DCF value is AR$ 44.61 per issued share.

Annex A contains a detailed description of the respective theoretical framework, method and calculation of WACC. In addition, Annex B contains a description of the major assumptions used and a detail of the calculations made for our DCF valuation.

VII - Valuation by Comparable Company Valuation Multiples method

Although in our opinion the DCF method is the primary valuation tool, we believe it advisable to use, on a supplementary basis and to such an extent as this is possible, other valuation methods such as the valuation using multiples.

A Valuation using Multiples is made by considering certain valuation parameters in relation to listed companies operating in the same industry of the company to be valued.

There are several additional criteria or ratios that are usually analyzed, such as: the ratio of the value of a company or a company’s shares to such company’s operating profits, or EBITDA,3 or to the company’s net profit (Price-Earnings ratio), or to the company’s book value, or to the company’s revenues / sales. However, in a valuation using multiples, the criterion most commonly accepted and used in the market is the ratio of the company’s value (Enterprise Value) to its EBITDA. The advantage of this ratio is that it enables a comparison of companies with different capital structures (as financial interest is not taken into account), operating in countries with different tax systems (corporate income tax, which may vary strongly depending on the country where the company operates, is not taken into account either), and companies using quite differing criteria in terms of depreciation policies for their fixed assets.

In our valuation of Telecom using multiples we have used the Enterprise Value / EBITDA ratio as the major parameter, assigning it an 80% weight, and the Share Price / Book value ratio as a supplementary parameter, assigning it the remaining 20% weight.

The major weakness of the direct use of this valuation method is that it makes no distinction as regards the different countries where the companies used for valuation purposes are operating. Those countries will no doubt have different risk levels and consequently different associated discount rates. It is for this reason that the usual market practice is to make adjustments on the multiples used so that they will reflect the different country risks in order to apply an average industry multiple adapted to the actual conditions of the specific country where the operations of the company to be valued take place.

In our valuation we have used companies in the telecommunications industry which operate in the region, and selected 5 companies; 3 of them operate in Brazil, 1 in Mexico and the remaining one in Chile and Peru. Country risk of Chile and Mexico is very different from Argentina’s country risk, and consequently we have made a 20% adjustment on the multiples obtained in order to reflect such differences.

This valuation method was assigned a 20% weight in the total value to determine Telecom’s reasonable value. Our estimate of Telecom’s value by the Valuation Multiples method amounts to AR$ 43.83 per issued share. See in Appendix C a detail of our valuation using multiples.

3 EBITDA means Earnings before Interest, Taxes, Depreciation and Amortization.

VIII - Valuation of Shares in six-month period prior to Tender Offer

The securities market, or stock exchange, is a significant indicator to determine whether the valuation of a company is consistent, because this is the most liquid and transparent market, where supply and demand meet each other on a fully voluntary basis and where objective and reliable price data can be obtained at any time and as of any specified date.

The market value arrived at by means of the prices listed on a market for a specific asset furnishes a relevant reference for the reasonable market value of such asset, provided such listed prices are available and provided also that there is an active or liquid market for such securities (that is, a market where transactions take place with adequate frequency and volume).

In the specific case of Telecom, we believe that its shares are traded with sufficient frequency and in sufficient volume for this valuation method to be contemplated. Specifically, Telecom shares are part of the Argentine Merval Index and also of the Merval 25 Index, both of which include the major companies listed in the country and with the largest traded volume. Also, Telecom shares are listed on the New York Stock Exchange (“NYSE”) through and ADRs program that gives additional liquidity and depth to these shares.

Therefore, we will use this method assigning it a 30% weight in the total value when determining Telecom’s reasonable value.

The average price of Telecom shares we have estimated for the 6 months prior to Telecom’s Tender Offer is AR$ 45.86 per share.

IX - Conclusion

After having made our valuation of Telecom by means of different methods suggested by the CNV to arrive at an estimate of the Company’s reasonable value, the different results obtained and the weights respectively assigned to such methods are shown in Table I below.

Table I - Weighted Value of Telecom Shares in Argentine Pesos

Valuation Method used	Value per Telecom Argentina Share	Recommended Weight
Discounted Cash Flow	44.61	50%
Listed Value 6 months before Tender Offer	45.86	30%
Valuation Multiples	43.83	20%
Equity Value (Book Value)	17.89	0%
Weighted Reasonable Value	44.83	100%

Based on the scope of the valuation, the procedures used, the available information and the valuation methods established by the CNV, we believe that the price of AR$ 46.00 per Telecom share offered for Telecom Argentina shares listed on the Buenos Aires Stock Exchange and held by minority shareholders when the Tender Offer was launched is reasonable.

Autonomous City of Buenos Aires, February 23, 2016.

[Signatures.]

Eduardo S. Biocca	Alan M. Glass	Ignacio de Alvear
Partner	Partner	Partner

Appendix A - WACC - Theoretical Framework, Methodology and Calculation

Cash flows that may be adequately used in a valuation are the free cash flows (FCF) generated by the entity subject to the valuation. Free cash flows represent cash after taxes, adjusted on the basis of accounting transactions not involving the cash flows, and any capital expenditures necessary as a minimum to keep the company as a going concern. Free cash flows are determined pursuant to the following formula:

EBIT[4] + Depreciation and amortization - Capital Expenditure +/- Changes in Working Capital
= Free Cash Flow (FCF)

FCF represent the total cash amount that may be potentially distributed among all the entity’s capital providers having assumed the business risk involved; in this manner, the free cash flow determines the company’s value.

Mathematically, the value of a company measured by the FCF method is the current value of all future free cash flows (FCF), discounted at the weighted average cost of capital. This may be represented by the following formula, where WACC is the weighted average cost of capital of the entity:

Enterprise Value = ∑T t-1	(FCFt)
(1 + WACC)t)

Most companies have an endless life. In these cases, it is impossible to make an individual estimate of all future cash flows. Therefore, in an FCF valuation free cash flows are usually estimated up to a certain time in the future, to calculate a Terminal Value that will reflect the value of the company at such time.5

Thus, the enterprise value is determined by the following formula:

Enterprise Value = ∑T t-1	(FCFt)	+	Terminal Value T
	(1 + WACC)[t]		(1 + WACC)T

The Terminal Value may be determined by several means: one of them is to assume that the company will continue to operate in the future, and in this case the Terminal Value may be determined as the multiple of any company parameter (sales, earnings, EBITDA, book value, etc.) for the last projected year, or else to assume that the company’s cash flows will grow perpetually at a constant rate. If a stable growth rate is assumed, the Terminal Value may be calculated by the following formula:

4 EBIT means Earnings before Interest and Taxes.

5 Aswath Damodaran “Investment Valuation: Second Edition,” Chapter 12: “Closure to valuation: estimating Terminal Value.” John Wiley and Sons.

Terminal Value t =	Cash Flow t - 1
r-g E

where gE is the perpetual growth rate of the company.

To valuate TELECOM, we have projected cash flows until year 2020 and calculated a Terminal Value for the Company by using a 3% perpetual growth rate, in line with the historical growth of Argentina and with the long term growth estimated by consensus among analysts. This terminal value gives a value equivalent to 4.0 times the EBITDA for the last projected year.

WEIGHTED AVERAGE COST OF CAPITAL

Free cash flows will be generated by the Company under analysis at some time in the future. To account for the time value of money, a discount rate must be used which considers the opportunity cost of money for the entity. The discount rate that should be applied to the company’s free cash flows is the weighted average cost of capital (WACC). The WACC may be represented by the following formula:

WACC = WD * KD * (1-T) + WE * KE

Where:

WD = weight of debt in capital structure;

KD = cost of debt;

t = tax rate levied on the company;

WE = weight of capital stock in the firm’s capital structure; and

KE = cost of capital stock

Cost of capital stock (KE)

To estimate the opportunity cost of capital stock, the Capital Asset Pricing Model (CAPM) is generally used.6 In essence, the CAPM posits that the opportunity cost of a company’s own capital equals the return of risk-free assets plus the company’s systematic risk ß (beta)7 multiplied by the market price of risk (market risk premium).

In the case of emerging countries such as Argentina, it is necessary to introduce an adjustment to reflect the risk associated with an investment in the country, which is usually called country risk. The cost of capital stock in an emerging country is defined by the following formula:

KE = rf + ß * [E (rm) – rf ] + RP

Where:

rf = risk free rate of return

E (rm) = expected yield of a market portfolio

E (rm) – rf = market risk premium

ß = Systematic risk of capital stock; and

RP = country risk premium

6 Other methods such as APT and Fama-French’s three factors model tend to be more subjective and are not so commonly used.

7 This is the non diversifiable risk of an asset, measured by the covariance of its return and the returns of a market index.

In the following sections we will discuss the estimation of the factors used to determine the cost of the Company’s capital stock: risk free rate of return, market risk premium, systematic risk (ß), and country risk.

Risk Free Rate of Return

The risk free rate of return is measured as the return on an asset or portfolio involving no risk of payment default and which is not correlated with any economic parameter. Consequently, the risk free rate of return would be equivalent to the return on a portfolio whose beta value equals zero. There are some options to estimate this return: they include the rates of U.S. Treasury bills, of U.S. Treasury ten-year bonds and of U.S. Treasury thirty-year bonds. Usually, the use is recommended of securities with a maturity term similar to that of the cash flows subject to valuation. We have used U.S. Treasury ten-year bonds as our risk free rate of return, because they are more liquid than thirty-year bonds. The historical (geometric) average return of U.S. Treasury ten-year bonds for the period 1928 - 2015 was 4.96%.8

Market Risk Premium

Market risk premium (price of risk) is the difference between the expected rate of return of a market portfolio and the risk free rate of return. In spite of the fact that the market risk premium is always calculated using historical data, there are different approaches in respect of the data to be used and the way to perform the relevant calculation. Major differences are referred to the historical period to be considered, and whether an arithmetic or geometric mean should be used to arrive at the expected market risk premium. In general, the recommendation is that the longest historical period for which data are available should be used; the underlying notion being that this risk premium follows a random path, and consequently an arbitrary selection of a shorter period is not advisable. We concur with the point of view that the longest historical period and geometric means should be used to calculate the WACC to discount free cash flows.9

In Table II, Market Risk Premiums calculated as the difference between the return of U.S. Treasury ten year bonds and the return of a market index, in this case S&P 500, are compared for different time periods.

Period	S&P 500 vs. U.S. 10 year bonds
1928 - 2015	4.54%
1929 - 2015	2.90%
1930 - 2015	2.53%

Source: Damodaran10

Beta

In all cases, for the valuation of a listed company beta values are obtained from companies that provide this information as is the case of Reuters, Value Line or Bloomberg. These beta values are usually estimated by running a regression of the returns of the company against the returns of an index considered

8 This calculation is provided by Damodaran and may be found at: http://pages.stern.nyu.edu/~adamodar/ Archived Data.

9 Both in Valuation, by Coperland et al., and in Investment Valuation: Tools for Determining the Value of Any Asset, by Damodaran, this approach is thought preferable.

10 This information may be found in the section Updated Data in: http://pages.stern.nyu.edu/~adamodar/

representative of the market where the company operates. Considering that TELECOM shares are listed on the Buenos Aires Stock Exchange, the Company’s own beta may be obtained. Bolsar has estimated TELECOM’s Beta for the last two months when these shares were listed, at a value of 0.75.

Considering that the Beta value published by Bolsar is based on a very short period of only 2 months of listing, and that this calculation might be affected by a larger or smaller volatility than usual, we have decided to use the industry Beta as estimated by Damodaran, who has published the beta values for different industries in his website. In this case, we have selected the two industries whose specific business is more closely similar to that of TELECOM: Telecom Wireless and Telecom Services. The unlevered industry Beta of Telecom Wireless amounts to 0.62; this estimate is based on a sample of 19 companies. The unlevered industry Beta of Telecom Services amounts to 0.56; this is an average of around 65 analyzed companies. The average beta of both industries amounts to 0.59.

Now, this value corresponds to the unlevered average Beta of companies similar to TELECOM, and consequently must be adjusted on the basis of the Company’s capital structure. The adequate formula to re-lever Telecom’s Beta is:

ßu * [ 1 + (1 – t) * (D / E ) ] = ßL11

The Company has a D/E ratio of around 0.33; this means that the Company’s capital stock represents 75% of the Company’s total capital, while debt represents the remaining 25%.

In Table III the re-levering of the beta value used in our valuation is shown:

Table III - Levered Beta

Unlevered Beta	(a)	0.59
D/E Ratio of the Company	(b)	0.33
Argentine Tax Rate	(c)	35%
Levered Beta	(a)* [1+(1-c)*b]	0.72

The value arrived at is much in line with the 0.75 value published by Bolsar.

Country Risk Premium

We have so far calculated the cost of capital stock for a company operating in the U.S. market (the risk free rate of return and market risk have been calculated on the basis of information from the U.S. market). Therefore, the cost of capital stock must be adjusted to reflect the risk inherent in an investment in Argentina.

Different methods have been proposed for this adjustment. We have decided to use the country risk or Country Debt Spread model, as this is the method most commonly used by investment banks and the financial community in general. This method requires the calculation of the difference between the interest rates paid on local government bonds and those paid on U.S. Treasury bonds. This difference is considered the country risk premium and added to the cost of capital stock in the United States.

11 Where D/E is the ratio (Net Financial Debt / Capital Stock), ßu is the unlevered beta, ßL is the re-levered beta, and t is the rate of Argentine corporate income tax.

The country risk premium used in our valuation corresponds to the average of the Emerging Markets Bond Index (EMBI) for the last 3 months. This index is prepared by J.P. Morgan and measures primarily the daily spread between U.S. bonds and a basket of Argentine bonds.12

Table IV - Country Risk Premium

	Argentine Country Risk (EMBI)
Period	Base Points	%
1 month	484.4	4.84%
3 months	483.5	4.84%
6 months	524.9	5.25%

Cost of Debt

As stated above, the cost of debt must reflect the rate at which a company is able to incur new indebtedness. As TELECOM has historically been and currently is one of the companies with a highest credit rating in Argentina, we have decided to use the current sovereign risk of return plus a minimum premium of 25 base points, which gave us a cost of debt of 8%. To determine this rate we considered the current yield of the Argentine Bonar 2024 Bond, one of the most liquid bonds and most representative of Argentine risk. Such yield amounted to 7.75% at the time of our valuation.

However, the positive effect of debt on the Company must also be introduced. Interest payments may be deducted from taxes, which implies effective tax savings for 35 Peso cents13 for each peso of interest paid. The appropriate cost of debt to be used to calculate the weighted average cost of capital will be the cost of debt after interest, which equals the cost of debt before taxes multiplied by (1 – marginal tax rate).

WACC Calculation

All the parameters making up the weighted average cost of capital having been established, the adequate discount rate to be applied to the Company’s expected future cash flows may be calculated. The Table V below shows the Weighted Average Cost of Capital:

Table V - Weighted Average Cost of Capital

Risk Free Rate of Return	4.96%
Argentine Country Risk (average 3 months)	4.84%
Equity Premium	4.54%
Beta	0.72
Cost of Capital Stock	13.1%
Cost of debt	8.0%
Income Tax rate	35.0%
Cost of Debt (after taxes)	5.2%

Weighted Average Cost of Capital	11.1%

____________________________

12 Data was obtained from newspaper Ámbito Financiero’s website.

13 Given the prevailing Argentine corporate income tax rate of 35%.

Appendix B: Assumptions and detail of our DCF Valuation

Macroeconomic Assumptions

Every business is affected by existing macroeconomic conditions and future expectations regarding its economic environment. As stated above, the DCF valuation makes it possible to include these conditions in our analysis.

We believe it is of vital significance that the macroeconomic estimates used are objective to the utmost possible extent. For this reason we avoid the use of our own estimates and instead seek to use market consensus indicators.

The major macroeconomic assumptions used in our valuation are shown in Table VI below.

Table VI – Macroeconomic Assumptions

MACRO ASSUMPTIONS	2016	2017	2018	2019	2020
GDP Growth	0.0%	3.3%	3.2%	3.2%	3.1%
Average official exchange rate	$ 14.72	$ 16.89	$ 18.59	$ 19.94	$ 21.35
Exchange %	58.8%	14.7%	10.1%	15.0%	10.0%
Inflation (CABA)	28.9%	29.3%	19.8%	16.8%	10.0%

[CABA – Autonomous City of Buenos Aires]

Projections of the actual growth of gross domestic product (GDP), changes in inflation rates and the average exchange rate were derived from the LatinFocus Consensus Forecast report14 of February 2016. We have derived inflation projections from the rates determined for the City of Buenos Aires because they are currently seen by the market as the rates that most accurately reflect actual inflation rates in Argentina.

Evolution of Revenues

We have believed it advisable to adhere to the business classification established by the Company. Thus, revenues are divided into revenues derived from the Sale of Landline Services, Sale of Mobile Services, Sale of Equipment and Other Revenues.

In Table VII show the major operating assumptions used in our valuation are shown.

14 LatinFocus Consensus Forecast is a monthly publication that establishes an individual country and regional market consensus among estimates made by more than 20 entities, including major banks such as: J.P. Morgan, Citigroup, Credit Suisse, Deutsche Bank, HSBC, Itaú BBA, BofA Merrill Lynch and Santander, among others, and also major macroeconomic firms such as: Abeceb, Analytica, Elypsis, FIEL and OJF y Asociados, among others. For more information on these reports, see www.focus-economics.com.

Table VII – Major Operating Assumptions

OPERATING ASSUMPTIONS	2012	2013	2014	2015	2016 P	2017 P	2018 P	2019 P	2020 P

Lines in Service (Landline services in	4,128	4,124	4,093	4.043	4.015	3,987	3,960	3,933	3,905,
Change %		-0.1%	-0x8%	-1.2%	-0x7%	-0x7%	-0x7%	-0x7%	-0x7%
Average last 3 years (change %)				-0.7%

Mobile customers (Argentina - Personal – in Tho.)	18,975	20,088	19,585	19,656	19,900	20,147	20,397	20,650	20,907
Change %		5.9%	-2.5%	0.4%	1.2%	1.2%	1.2%	1.2%	1.2%
Average last 3 years (change %)				1.2%

Mobile customers (Paraguay - Núcleo – in Tho.)	2,301	2,420	2,481	2,546	2,634	2,724	2,818	2,915	3,015
Change %		5.2%	2.5%	2.6%	3.4%	3.4%	3.4%	3.4%	3.4%
Average last 3 years (change %)				3.4%

Wideband Access Service (in Thousands)	1,629	1,707	1,771	1,814	1,880	1,949	2,020	2,094	2,171
Change %		4.8%	3.7%	2.4%	3.7%	3.7%	3.7%	3.7%	3.7%
Average last 3 years (change %)				3.7%

ARPU Mobile Services (in AR$)	$ 57.7	$ 66.8	$ 74.2	$ 91.5	$ 109,3	$ 130,9	$ 148,4	$ 165,2	$ 176,3
Change %		15.8%	11.1%	23.3%	19.5%	19.7%	13.3%	11.3%	6.7%
Average last 3 years (Inflation %)				67.4%
ARPU ADSL (in AR$)	$ 102.3	$ 124.7	$ 153,0	$ 207,4	$ 269.7	$ 351,9	$ 424,3	$ 498,4	$ 550,2
Change %		2.9%	22.7%	35.6%	30.0%	30.5%	20.6%	17.5%	10.4%
Average last 3 years (Inflation %)				104.0%

Landline services:

Voice:

We have assumed that the lines in service will follow the observed trend and will decrease at an annual 0.7% rate, the average decrease rate recorded by the Company during the last 3 years.

On the other hand, these revenues will be updated at the rate of inflation (Autonomous City of Buenos Aires Index) this assumption shows a significant improvement with respect to recent years, when these revenues replicated the inflation rate by 40% only. This improvement is derived from the expectation of a more flexible / friendly environment in respect of possible rate adjustments under the new Argentine administration (regulated landline basic telephone services rates that have not been adjusted for the time being).

Data:

We have assumed that data traffic growth will follow the general pace of the economy, that is, the rate reflected by the GDP. On the other hand, these revenues were adjusted by 100% of the projected inflation, in line with the occurrence of recent years.

Internet:

We have assumed that wideband access services will grow at an annual 3.4%, in line with the average growth observed for the last 3 years. In turn, ARPU growth has been projected at a rate of 104% of inflation, also in line with the average for the last 3 years. This circumstance usually occurs as a result of a larger capacity (in megabytes) offered to customers, which has enabled the Company to apply a larger price adjustment.

Mobile Services:

Argentina: Voice, Data and Internet:

We have assumed that Telecom Personal mobile clients will grow at an annual 1.2% rate, in line with the average growth observed in the last 3 years. In turn, ARPU growth has been projected at a rate of 67.4% of inflation, also in line with the average for the last 3 years. On the other hand, we retained the breakdown applied in 2015, between revenues derived from voice, data and Internet services.

Paraguay:

We have assumed that Núcleo mobile clients will grow at an annual 3.4% rate, in line with the average growth observed in the last 3 years. In turn, our projection for ARPU is that it will remain stable, in U.S. dollars, at the levels of 2015 during the next 5 years. The fact was taken into account that in 2015 the Paraguayan guaraní suffered a strong devaluation in respect of the U.S. dollar, as compared to the average for previous years.

Sale of equipment:

The sale of equipment in Argentine pesos grew at an average 45% annually during the last 3 years. However, the growth rate is slowing down. Therefore, we have contemplated a 35% increase for the first projected year, and applied an annual 5% decrease for subsequent periods up to a total 15% growth for the last projected year.

TABLE VIII - Projection of Revenues

REVENUES	2012	2013	2014	2015	2016 P	2017 P	2018 P	2019 P	2020 P

Voice	3,214	3,442	3,782	4,339	5,554	7,132	8,485	9,843	10,752
Year to year change (%)		7.1%	9.9%	14.7%	28.0%	28.4%	19.0%	16.0%	9.2%
Data	735	963	1,470	1,780	2,294	3,042	3,742	4,491	5,079
Year to year change (%)		31.0%	52.6%	21.1%	28.9%	32.6%	23.0%	20.0%	13.1%
Internet	1,993	2,521	3,254	4,556	5,978	8,085	10,105	12,304	14,080
Year to year change (%)		26.5%	29.1%	40.0%	31.2%	35.2%	25.0%	21.8%	14.4%
Landline Services	5,942	6,926	8,506	10,675	13,827	18,259	22,333	26,637	29,911
Year to year change (%)		16.6%	22.8%	25.5%	29.5%	32.1%	22.3%	19.3%	12.3%

Voice (Telecom Personal)	6,299	6,703	7,283	8,848	10,314	12,504	14,349	16,172	17,476
Year to year change (%)		6.4%	8.7%	21.5%	16.6%	21.2%	14.8%	12.7%	8.1%
Data (Telecom Personal)	5,765	7,212	7,666	7,156	8,342	10,113	11,605	13,079	14,134
Year to year change (%)		25.1%	6.3%	-6.7%	16.6%	21.2%	14.8%	12.7%	8.1%
Internet (Telecom Personal)	1,248	2,088	3,335	6,254	7,290	8,838	10,142	11,431	12,352
Year to year change (%)		67.3%	59.7%	87.5%	16.6%	21.2%	14.8%	12.7%	8.1%
Paraguay (Núcleo)	835	1,083	1,488	1,547	2,541	3,016	3,433	3,809	4,219
Year to year change (%)		29.7%	37.4%	4.0%	64.3%	18.7%	13.8%	10.9%	10.8%
Mobile services	14,147	17,086	19,772	23,805	28,487	34,471	39,529	44,491	48,181
Year to year change (%)		20.8%	15.7%	20.4%	19.7%	21.0%	14.7%	12.6%	8.3%

Sale of equipment	2,028	3,275	5,063	6,016	8,122	10,558	13,198	15,837	18,213
Year to year change (%)		61.5%	54.6%	18.8%	35.0%	30.0%	25.0%	20.0%	15.0%

Other revenues	79	63	47	44	44	44	44	44	44
Year to year change (%)		-20.3%	-25.4%	-6.4%	0.0%	0.0%	0.0%	0.0%	0.0%

TOTAL REVENUES	22,196	27,350	33,388	40,540	50,480	63,332	75,103	87,009	96,348
Year to year change (%)		23.2%	22.1%	21.4%	24.5%	25.5%	18.6%	15.9%	10.7%

TOTAL REVENUES (In USD)	4,878	4,991	4,112	4,373	3,429	3,750	4,040	4,364	4,513
Annual change (%)		2.3%	-17.6%	6.4%	-21.6%	9.3%	7.7%	8.0%	3.4%

REVENUE MIX	2012	2013	2014	2015	2016 P	2017 P	2018 P	2019 P	2020 P
Landline Services	26.8%	25.3%	25.5%	26.3%	27.4%	28.8%	29.7%	30.6%	31.0%
- Voice	14.5%	12.6%	11.3%	10.7%	11.0%	11.3%	11.3%	11.3%	11.2%
- Data	3.3%	3.5%	4.4%	4.4%	4.5%	4.8%	5.0%	5.2%	5.3%
- Internet	9.0%	9.2%	9.7%	11.2%	11.8%	12.8%	13.5%	14.1%	14.6

Mobile Services	63.7%	62.5%	59.2%	58.7%	56.4%	54.4%	52.6%	51.1%	50.0%
- Voice	28.4%	24.5%	21.8%	21.8%	20.4%	19.7%	19.1%	18.6%	18.1%
- Data	26.0%	26.4%	23.0%	17.7%	16.5%	16.0%	15.5%	15.0%	14.7%
- Internet	5.6%	7.6%	10.0%	15.4%	14.4%	14.0%	13.5%	13.1%	12.8%
- Núcleo (Paraguay)	3.8%	4.0%	4.5%	3.8%	5.0%	4.8%	4.6%	4.4%	4.4%

Sale of equipment	9.1%	12.0%	15.2%	14.8%	16.1%	16.7%	17.6%	18.2%	18.9%

Evolution of costs

Also, we believed it advisable to retain the primary cost breakdown used by the Company in its financial statements.

Labor costs:

They are the major cost of the Company. Wages are expected to be adjusted at the rate of inflation, as it happened in the last two fiscal years. In addition, our projection is that the total number of employees will decrease in the next 3 years, at the same rate observed in recent years (1% annually) until reaching a stable number of around 15,750 employees.

Cost of equipment sold:

2015 was a special year, because the existing restrictions on the importation of equipment led to higher trade margins for this year, as compared to historical margins. For this reason, such margin on the sales of equipment was decreased from 24% to 20% in our projection.

Taxes, assessments and regulatory entity’s fees:

We have projected a level similar to that recorded in recent years; these costs represent a little less than 10% of the Company’s total revenues.

Interconnection costs and other charges:

In line with the decrease of revenues from services observed in recent years, a similar future trend was included in our projection.

Commercial Fees:

A level similar to that observed in the last two years has been projected; these costs represent around 11% of the Company’s revenues from mobile and ADSL services.

Other costs:

A slight year to year improvement in total revenues has been projected, as a result of the increase in Company’s revenues and the scale economies associated thereto.

EBITDA Margin:

A slight impairment of the Company’s margins has been projected, with a drop from almost 27% to 26% as a result of the Company’s total revenues growing at a rate slightly below the inflation rate.

Investments in Property, plant and equipment and Intangible assets (Capex)

The Company has made significant investments, mainly for the acquisition of 4G licenses, which represented more than 30% of its total Capex for the last 2 years. The Company is expected to continue making investments designed to improve the capacity and coverage of its network and thus support the growth of data and mobile internet services, and also to provide value added services and continue expanding its wideband services in order to offer higher speed and larger capacity to users. However, we have projected a decrease in the Company’s Capex in relation to its total revenues, and also in relation to nominal U.S. dollar amounts for the next few years, because investments in 3G and 4G licenses and a large part of the investment to provide 4G coverage in major Argentine cities have been recently completed.

Table IX - Cost, EBITDA, Capex and Working Capital Projections

Millions of AR$

COSTS	2012	2013	2014	2015	2016 P	2017 P	2018 P	2019 P	2020 P
	3,269	4,152	5,591	7,253
Labor and severance costs					9,256	11,848	14,052	16,248	17,873
% of change	14.7%	27.0%	34.7%	29.7%	28.9%	29.3%	19.8%	16.8%	10.0%
% of total revenues		15.2%	16.7%	17.9%	18.3%	18.7%	18.7%	18.7%	18.6%
Number of employees		16.581	16.416	16.224	16.062	15.901	15.742	15.742	15.742

Cost of Equipment sold	2,043	3,111	4,143	4,595	6,497	8,446	10,558	12,670	14,570
% of revenues from sales of equipment	100.7%	95.0%	81.8%	76.4%	80.0%	80.0%	80.0%	80.0%	80.0%

Taxes, charges and regulatory entity’s fees	2,018	2,689	3,297	3,943	4,910	6,160	7,210	8,353	9,249
% of total revenues	9.1%	9.8%	9.9%	9.7%	9.7%	9.7%	9.6%	9.6%	9.6%

Service, maintenance and mat. fees	2,109	2,641	3,333	3,919	4,880	6,122	7,210	8,266	9,153
% of total revenues	9,5%	9,7%	10,0%	9,7%	9,7%	9,7%	9,6%	9,5%	9,5%

Interconnection costs and other charges	1,707	1,829	2,074	2,170	2,454	2,900	3,279	3,699	3,905
% of revenues from Services	8.5%	7.6%	7.3%	6.3%	5.8%	5.5%	5.3%	5.2%	5.0%

Commercial fees	1,949	2,203	2,494	3,193	3,826	4,681	5,410	6,134	6,724
% of revenues from Mobile Services and ADSL	12.1%	11.2%	10.8%	11.3%	11.1%	11.0%	10.9%	10.8%	10.8%

Other Costs	2,531	3,161	3,754	4,601	5,654	6,967	8,111	9,223	10,020
% of total revenues	11.4%	11.6%	11.2%	11.3%	11.2%	11.0%	10.8%	10.6%	10.4%

TOTAL COSTS	15,626	19,786	24,686	29,674	37,476	47,124	55,830	64,592	71,495

% of total revenues	70.4%	72.3%	73.9%	73.2%	74.2%	74.4%	74.3%	74.2%	74.2%

EBITDA	6,570	7,564	8,702	10,866	13,004	16,208	19,274	22,417	24,853
% of change		15.1%	15.0%	24.9%	19.7%	24.6%	18.9%	16.3%	10.9%
EBITDA Margin	29.6%	27.7%	26.1%	26.8%	25.8%	25.6%	25.7%	25.8%	25.8%

EBITDA (in USD)	1,444	1,380	1,072	1,172	883	960	1,037	1,124	1,164
Annual change (%)		-4.4%	-22.4%	9.4%	-24.6%	8.6%	8.0%	8.4%	3.5%

Depreciation and amortization	2,612	2,873	3,243	4,438	5,381	6,067	7,134	8,110	9,099
Other Non operating revenues / expenses	8	(173)	(16)	(199)

EBIT	3,966	4,518	5,443	6,229	7,623	10,141	12,140	14,306	15,755

Income Tax	1.463	1.792	1.967	1.692	2.668	3.549	4.249	5.007	5.514
% of EBIT	36.9%	39.7%	36.1%	27.2%	35.0%	35.0%	35.0%	35.0%	35.0%

Capex (Investments PP&E and Intangibles)	3,257	4,851	8,957	10,100	10,096	11,400	12,017	13,051	13,007
% of total revenues	14.7%	17.7%	26.8%	24.9%	20.0%	18.0%	16.0%	15.0%	13.5%

Capex (in USD)	716	885	1,103	1,090	686	675	646	655	609
Annual change (%)		23.7%	24.6%	-1.2%	-37.0%	-1.6%	-4.2%	1.3%	-6.9%

WORKING CAPITAL	2012	2013	2014	2015	2016 P	2017 P	2018 P	2019 P	2020 P
Trade receivables	2,181	2,986	4,124	5,663	7,192	9,023	10,700	12,396	13,726
Days Sales (Total Revenues)	36	40	45	51	52	52	52	52	52
Other current assets (Includes Inventories)	1,082	1,418	1,391	3,529	3,596	4,164	4,733	5,244	5,807
Days Sales (Total Revenues)	18	19	15	32	26	24	23	22	22
Trade payables	3,659	6,130	6,072	9,873	11,756	14,402	16,667	19,070	21,117
Days Sales (Total Revenues)	60	82	66	89	85	83	81	80	80
Other current liabilities (excl. Financial Debts)	2,181	2,905	2,846	3,590	4,426	5,552	6,584	7,628	8,447
Days Sales (Total Revenues)	36	39	31	32	32	32	32	32	32
Net Working Capital Position	(2,577)	(4,631)	(3,403)	(4,271)	(4,564)	(5,379)	(5,967)	(6,675)	(7,391)

Changes in Working Capital		2,054	(1,228)	868	293	815	588	708	716

Table X - Cash Flow and Discount Projection

In Millions of USD	2012R	2013R	2014R	2015R	2016P	2017P	2018P	2019P	2020P

Sales	4,878	4,991	4,112	4,373	3,429	3,750	4,040	4,364	4,513
Annual change (%)		2.3%	-17.6%	6.4%	-21.6%	9.3%	7.7%	8.0%	3.4%

EBITDA	1,444	1,380	1,072	1,172	883	960	1,037	1,124	1,164
EBITDA Margin	29.6%	27.7%	26.1%	26.8%	25.8%	25.6%	25.7%	25.8%	25.8%

Income Tax	(322)	(327)	(242)	(183)	(181)	(210)	(229)	(251)	(258)

Changes in Working Capital		375	(151)	94	20	48	32	35	34

Investments (Capex)	(716)	(885)	(1,103)	(1,090)	(686)	(675)	(646)	(655)	(609)

FREE CASH FLOW (FCF)	407	543	-425	-6	36	123	193	254	330

					2016P	2017P	2018P	2019P	2020P

FREE CASH FLOW (FCF)					36	123	193	254	330

Terminal Value (TV)									4,081
- Estimated based on perpetual growth at the economic growth rate: 3% annually.

FCF + VT					36	123	193	254	4.411

U.S. Risk Free Rate of Return (10 year bonds 1928-2015 period / Damodaran)					4.96%	4.96%	4.96%	4.96%	4.96%
Argentine Country Risk (EMBI+ average last 3 months)					4.84%	4.84%	4.84%	4.84%	4.84%
Equity Premium (S&P 500 vs. U.S. Bonds Americanos 1928-2015 period)					4.54%	4.54%	4.54%	4.54%	4.54%
Average industry Beta (Damodaran)*					0.72	0.72	0.72	0.72	0.72

Cost of Equity					13.1%	13.1%	13.1%	13.1%	13.1%

Cost of indebtedness (Current Sovereign Risk + 25 bps)					8.0%	8.0%	8.0%	8.0%	8.0%
Income Tax rate					35.0%	35.0%	35.0%	35.0%	35.0%
Cost of Debt after taxes					5.2%	5.2%	5.2%	5.2%	5.2%

Debt to Total capitalization (estimate)					0.25	0.25	0.25	0.25	0.25
Equity to Total capitalization					0.75	0.75	0.75	0.75	0.75

WACC (Weighted Average Cost of Capital)					11.1%	11.1%	11.1%	11.1%	11.1%

Discount factor					0.90	0.81	0.73	0.66	0.59
Discounted FCF+ TV					33	100	141	167	2,607

ENTERPRISE VALUE	3,047

Enterprise Value / EBITDA FY 2016	3.4x
Enterprise Value / EBITDA FY 2017	3.2x

Net Financial Debt (Dic. 2015)	176	In millions	USD

FAIR VALUE OF EQUITY (Capital stock)	2,871	In millions	USD

	$ 15.30	Bank Wholesale	Average Exchange Rate as of February 22, 2016

FAIR VALUE OF EQUITY (Capital stock)	43.912	In millions AR$	A$

Calculation of Fair Value per Share			Calculation of Fair Value per

Issued shares	984.4	In millions	Issued ADS	196.9	in Millions

Fair Value per Issued share	$ 44.61	In AR$	Fair Value per ADS	$ 14.58	In USD

Appendix C - Detail of Our Valuation Using Multiples

Regional Companies	EV / EBITDA 2016E (1)	EV / Book Value (2)

América Móvil	5.2x	N/A
Tefefónica Brasil	4.6x	0.9x
TIM Participaçoes	3.4x	0.9x
Oi	5.3x	N/A
Entel	6.0x	1.4x

Average Multiples Value	4.9x	1.1x
Higher Country Risk Discount	20%	20%
Discounted Industry Multiples	3.9x	0.9x

Sources:	(1) Credit Suisse Latin America Valuation Matrix February 1, 2016.
(2) JP Morgan Report on Telecom February 23, 2016.

Discounted Multiple EV / EBITDA 2016E	EBITDA 2016E In millions of USD	Enterprise Value In millions of USD	Incidence on Valuation using Multiples
Telecom Argentina	3.9%	883	3,463	80%

Discounted Multiple Book Value	Book Value Dec. 2015 in USD	Enterprise Value In millions of USD	Incidence on Valuation using Multiples
Telecom Argentina	0.9%	1,329	1,134	20%

Weighted Valuation Multiples
Telecom Argentina Enterprise Value	2,997	In millions of USD

Net Financial Debt (Dec. 2015)	176	In millions of USD

FAIR VALUE OF EQUITY (Capital stock)	2,821	In millions of USD

AR$ 15,30	Average Bank Wholesale Exchange Rate as of February 22, 2016

FAIR VALUE OF EQUITY (Capital stock)	43,149	In millions of AR$

Calculation of Fair Value per Share	Calculation of Fair Value per ADS

Issued shares	984.4	In millions	Issued ADS	193.8	In millions

Fair Value per Issued Share	$ 43.83	In AR$	Fair Value per ADS	AR$ 14.56	In USD

Item 6.

Columbus - MERCHANT BANKING	AV. Libertador 602 Piso 8
C1001ABT - Buenos Aires, Argentina
Tel: + 54 (11) 5252-4700
www.columbusbusmb.com

Buenos Aires. March 9, 2016

FINTECH Telecom LLC

General Juan Lavalle 2243, Vicente López

Provincia de Buenos Aires

Argentina

Atte: Sebastian Sanchez Sarmiento

REF.: Fairness Opinion

Dear Sirs,

Columbus MB S.A. (“Columbus”) is pleased to address you in our capacity as independent Financial Advisors hired by Fintech Telecom LLC, a limited liability company incorporated under the laws of the State of Delaware, (“Fintech Telecom” or the “Bidder”) to issue a Fairness Opinion (the “Fairness Opinion”) from an economic and financial point of view about the fairness of the price offered by Fintech Telecom in the framework of the Stock Tender Offer of Telecom Argentina S.A. (the “OPA” (Stock Tender Offer)), which was notified by the Bidder to the Company and the National Securities Commission (the “CNV”) dated February 24, 2016 (the “Offer Date”). According to the aforementioned communication, the OPA is made for all of the Class B common shares issued by Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) which are listed on the Mercado de Valores de Buenos Aires S.A. (Buenos Aires Stock Exchange).

1. Background

On February 13, 2016 Fintech Telecom informed the CNV of its intention to promote and make the OPA in which it offers to pay Class B holders of Telecom Argentina shares the amount of ARS 46 (forty-six Argentine Pesos) per share (the “Offer Price”), minus the dividends in cash per share to be paid by Telecom Argentina as of February 24, 2016 until the payment date of the Offer Price.

The OPA submitted by Fintech Telecom is in accordance to Law 26.831 (along with its amendments, the “Ley de Mercado de Capitales” (Capital Market Law”) and article 19 paragraph a) of chapter 11, title III of the CNV regulations as ordered in 2013, concerning the takeover and indirect acquisition of a significant ownership interest of companies engaging in public offering of their shares.

This indirect acquisition of the significant interest in Telecom Argentina by Fintech Telecom was carried out under the Purchase Agreement (the “Purchase Agreement”) entered into between Fintech Telecom as purchaser, and Telecom Italia S.p.a. and Telecom Italia International N.V. as sellers, dated November 13, 2013 which was subsequently amended on October 24, 2014, under the which the acquisition of the controlling interest of Sofora Telecomunicaciones S.A. (“Sofora”) is pending; interest conformed by 51% of its common shares. Sofora is an Argentine corporation holding an equity interest of 100% of common shares and voting right of Nortel Inversora S.A. (“‘NTL”), a corporation which in turn holds an equity interest equal to 54.74% of common shares and voting rights of Telecom Argentina. As a result of the transactions herein described Fintech Telecom acquired the direct or indirect control over the Company.

2. Scope and Considerations

To issue its Fairness Opinion, and in order to comply with the General Resolution 622/2013 of the CNV, Columbus reviewed the fairness of the value of the Company’s share proposed in the OPA with respect to the actual value of the Company. To this end, Columbus carried out a valuation exercise of Telecom Argentina using the methodologies established in the General Resolution 622/2013 of the CNV, Title III. Chapter II, Section I, Article 27 by reference made in article 19, a), namely:

i. Discounted Cash Flow,

ii. Multiples of Public Comparable Companies,

iii. Equity Value of Shares, and

iv. Market Value of the Company’s Share during the previous semester to that of the Offer.

Such analysis includes scenarios according to general considerations of market and business, as well as the regulatory framework in which the companies operate and their expected future evolution.

i. Discounted Cash Flow

It is the methodology generally accepted by valuation experts, both from the theoretical and practical point of view, since the company subject to valuation is considered as an going concern, and all factors inherent to the business that affect its value are included. According to our analysis and the consulted information, Columbus considers this to be the most relevant methodology for the estimation of a possible value of the Company’s share.

The main factors in determining the Discounted Cash Flow methodology are: a) the projection of the operating cash flow of the company subject to valuation. b) the discount rate of such flows and c) the terminal value of the company. Annexes 1 to 3 of this Opinion show in detail the results of this methodology.

(a) The operating cash flow represents the best estimate of cash generation capacity the company object of valuation shall have during the projection horizon. It is the remaining cash flow resulting from the normal and usual operation of the company for the investors, and is therefore considered a relevant indication of the business value.

(b) The discount rate of flows represents the weighted average of cost of capital for the company valued, which includes the opportunity cost of capital suppliers (both shareholders and financial creditors, weighing their relative interest in the company’s capital). This rate is commonly known as “WACC’ for its acronym in English (“weighted average cost of capital”).

(c) The terminal value represents the value the company will have after the period of projection which in this case is ten years. It is usually calculated using a mathematical simplification.

For the development of the valuation by Discounted Cash Flow, Columbus took into account the available public and private information (the “Available Information”) of the Company, namely:

➢    Audited Annual Report and Financial Statements of Telecom Argentina S.A. of the years closed at December 31, 2014 and its comparatives with the year closed at December 31, 2013;

➢    Audited Annual Report and Financial Statements of Telecom Argentina S.A. of the years closed at December 31, 2013 and its comparatives with the year closed at December 31, 2012;

➢    Audited Financial Statements of Telecom Argentina for the intermediate nine-month period ended on September 30, 2015, and its comparative at September 30, 2014;

➢    Budgets and/or other information related to economic-financial long term projections;

➢    Brokers and banks reports supplied by local and international market analysts; and

➢    Statutory information affecting the Company and/or the business.

It is hereby stated that Columbus did not hold meetings with the Board of Directors and/or the Company’s management to have a clear understanding of the perspectives of the business in the future, nor reach a consensus on our 10-year projections with the latter. In the same vein, Columbus also has neither performed auditing tasks nor independent verification of the information in the Financial Reports of the Company, nor held meetings with the management of the Company for the purposes of clarification and/or updates on the Available Information, nor carried out other due diligence activities about the Company in particular. As regards the technical aspects related to the business carried out by the Company, Columbus has used the Available Information. In the event the Available Information omitted information relevant to our analysis and/or included erroneous information, this Fairness Opinion would be equally affected or modified.

The projections considered by Columbus have been based on the Available Information and on the basis of assumptions and premises adopted by Columbus based on their knowledge of the industry, the application of the market standards and the characteristics and trends of the Company. Columbus cannot ensure that these projections of Future Cash Flows of the Company will be actually reached, since future results will depend on various factors and random nature conditions that can alter the conclusions of the Fairness Opinion.

ii. Multiples of Public Comparable Companies

This methodology assumes that the company value of the company under analysis can be calculated based on the market value of comparable companies listed in relevant markets for the Fairness Opinion. In general it is not used as main methodology, but as fairness proof of the value obtained through the Discounted Cash Flow.

For its calculation, firstly, the universe of public “comparable” companies to the Company in question in Argentina and/or other relevant markets is determined. In terms of comparable companies, a selection is performed among companies which have in their business line similar operations as those of the Company to be valued in similar markets, if any. Otherwise, the most comparable/similar companies, or any index representing them (for example the Merval) are selected.

Then, the operational indicators of value that will serve as reference (Sales, Gross Margin, EBITDA, etc.) are chosen. Later on, the valuation multiple/s resulting from dividing the market value of the public company (i.e. market capitalization plus net financial debt) by the selected operational value indicators are estimated.

This methodology presents the attraction of its simplicity, but at the same time may hide possible distortions since the selected universe of public trading companies usually selected does not have identical characteristics to the company under analysis (for example, different competitive situation, lines of business, technology and structure of capital, etc.) and/or because the market in the which they operate may not be comparable with that in Argentina.

iii. Equity Value of Shares

It is the quotient of dividing the net assets of a company by the number of issued shares, net of Treasury shares. This methodology assumes that the value of a company emerges from that stated in its Financial Statements at a given time, regardless of the capacity of the company to generate cash in the future if the company is in operation. However, we believe that the value obtained by this method is less reliable than that obtained using the methodology of discounted Cash Flow, since the capital stock of a company at a given date is not an indicator of the capacity of said company to generate future revenues, while the discount of cash flow actually is.

Additionally, despite the scenario of high annual inflation rates sustained in recent years, assets items of Financial Statements are not adjusted for inflation and should show historical values. As a result, the historical values of the Net assets of the Company do not necessarily reflect the reality of the business.

IV. Share Market Value

As a general rule, the fair value of a public company is understood as the market value and this is presumed to be that of its stock market value provided that significant distortions in the market in general and/or in the value of the Company’s share in particular had not occurred. According to the regulation, the average of the trading values of the stock subject to the OPA during the semester immediately preceding the offer should be considered.

3. Analysis of the fairness of the value of Telecom Argentina’s share subject to the OPA with respect to the Company value

Results of the Valuation Methodology and Complementary Analyses conducted

The Valuation Summary is presented in Chart I listed below, reflecting the results of the valuations obtained from the different methodologies used and the weighting of each valuation methodology used according to our professional experience.

Chart I: Weighting - Valuation Methodologies

	Price
Valuation Methodologies	ARS per Share	Weighting	Comments
1. Discounted Cash Flow	41.39	VERY HIGH	See Chart 2 and Annex I
2. Multiples of Public	39.01	MEDIUM	See Chart 3 and Annex 4
Comparable Companies
3. Equity Value	16.84	LOW	See Chart 4
4. Market Value of Share	45.87	HIGH	See Chart 5 and Annex 5

1.1 Valuation according to the of Discounted Cash Flow (“FFD”) criteria: the business of Telecom Argentina had a 10-year projection considering a scenario called Base Case which is partly based on the growth prospects of the industry and the operation of the Company. Columbus later assessed the overall internal consistency of the assumptions used and verified that the factors that may affect the future business were duly considered, comparing its projection with other market projections performed by analysts of well-known financial entities in the local and International market -see Annex 2. Then we calculated a WACC rate for 10 year discounted flows and for the calculation of the terminal value of the Company based on the methodology known as “Capital Average Pricing Model” - see Annex 3. The amount of the 10-year discounted flows and the terminal value result in the estimated Company Value of Telecom Argentina. In order to determine the value of the resulting Net Equity, the net financial debt of Cash holdings and equivalents, and Investments of Telecom Argentina recorded in the last audited balance sheet for publication for the intermediate nine-month period ended on September 30, 2015 was set off against the resulting Company Value. This analysis yielded the following result:

Chart 2: Calculation of the value of Telecom Argentina’s share according to the “FFD” methodology

Company Value Resulting from FFD (in USD MM)[1]:	2,767

Company Value (in ARS MM)[2]:	42,385

Net debt (ARS MM)3.	2,272

Capital Stock Value (ARS MM)[4]:	40,113

Amount of Outstanding Shares:	969,159,605

Implicit Value of 1 share (ARS)[5]:	41.39

1 Average Company Value based on the sensitivities of perpetual Growth and discount rate - see Annex I

2 Company Value in Pesos according to closing rate at the date of the Offer (15.32 ARS USD)

3 Financial Debts of Telecom Argentina (ARS 3,773 millions) net of Cash & Equivalents and non-current Investments (ARS 1,819 million) and minority interest (ARS 318 million) according to Financial Statements at September 30, 2015

4 The Value of the Capital Stock of Telecom Argentina arises from subtracting the Net Financial Debt from the Company Value

5 The value of a common share = Capital stock value in ARS MM

Amount of outstanding shares

1.2 Valuation according to Multiples of Public Comparable Companies criteria: a sample of comparable companies including telecommunications services suppliers in Latin America was considered -see Annex 4. It is relevant to consider that on searching for comparable companies we found companies that develop the business in other countries with different regulatory frameworks, different financial access possibilities, and capital structure; for this reason we considered that this methodology should be used as a fairness parameter but not as a defining methodology. For the universe of weighted companies, the company value/EBITDA ratio implied in the value of these companies at February 24, 2016 was calculated. Then we applied the multiple resulting average (3.94 x - see Annex 4) to the consolidated EBITDA of Telecom Argentina in the past 12 months, calculated on the basis of the information contained in the audited Financial Statements for publication (12-month period starting on October 1, 2014 and ending on September 30, 2015). This analysis showed the following result:

Chart 3: Calculation of the value of Telecom Argentina’s share according to the public comparable methodology.

Multiple Company value/EBITDA[1]:	3.94 x
EBITDA Telecom Argentina LTM [2]:	10,180
Company Value ARS MM3:	40,077
Value of the Capital Stock ARS MM4:	37,805
ARS/share:	39.01

1 Simple average multiples of telephone service companies in Latin America - Annex 4

2 EBITDA of Telecom Argentina last 12 months published (Oct-14 through Sept 15): ARS 10,180 million

3 Company Value = (EBITDA last months) x (average EBITDA multiple Latin America)

4 Value of Capital Stock of Telecom Argentina arises from subtracting Net Financial Debt and Minority Interest at September 30, 2015 (in total ARS 2,272 million) from Company Value

1.3   Analysis of Equity Valuation: Given the absence of a special balance at the date of the takeover bid, the resulting value of the last balance sheet for publication of the Company at September 30, 2015 was considered. Said analysis showed the following results:

Chart 4: Calculation of the value of Telecom Argentina’s share according to the Equity Value methodology

	Outstanding	Treasury Shares	Total Equity Interest
	Shares (I)
Class A	502,034,299		502,034,299
Class B	466,883,425	15,221,373	482,104,798
Class C	241,881		241,881
Total	969,159,605	15,221,373	984,380,978

In ARS

Value of Net Assets at September 30, 2015(2):	16,318,000,000 According to Balance Sheet for Publication

Book value of outstanding shares(3):	16.84 ARS/share

(I) According to data of last Balance Sheet for publication for the year ended September 30, 2015 - Source: CNV.

(2) According to data of last consolidated Balance Sheet for publication of Telecom Argentina for the year ended September 30, 2015, net of the portion attributable to minority interest shareholders (“Minority Interest”) Source: CNV.

(3) Ratio (2) / (1)

1.4. Analysis of the Market Value of the Company’s share: Columbus conducted an analysis of the evolution of the price share of Telecom Argentina on the Buenos Aires Stock Exchange (“BCBA”) based on the information provided by public sources. This analysis showed the following result:

Chart 5: Summary of the analysis of the market value of Telecom Argentina’s share

TECO2.BA	Last Semester

Medium	45.15

Average	45.87

Maximum	56.95

Minimum	38.50

The detail of this analysis is shown in the Annex 5.

As relevant indicative value we took the results arising from the average of the semester immediately preceding the Offer Date which in our analysis is of Argentine pesos $45.87 per share, according to the General Resolution 622/2013 of the CNV, Title Ill, Chapter II, Section I, Article 5.

Fairness Opinion of Columbus

For all the abovementioned and specially for that exhibited in Chart I of this document, and based on the results of the different valuation methods applied and the considerations made in this Fairness Opinion from the financial point of view, Columbus considers, based on its professional experience, that the price of ARS 46 (forty-six Argentine pesos) per share offered in the OPA is reasonable, having weighed only the valuation guidelines provided for in Articles 5 and 27 of Chapter II of Title III of the National Securities Commission regulations, since said price is in line with the price per share of Telecom Argentina resulting from the valuation hereby submitted.

Final Considerations

This Fairness Opinion of Columbus is addressed to Fintech Telecom and is not intended for any other person, institution, investor and/or beneficiary. Any market investor that evaluates accepting or rejecting the Fintech Telecom OPA should conduct its own independent evaluation. Therefore, no investor, or person, or institution and/or beneficiary present or future is allowed to use this Fairness Opinion for their direct and/or indirect benefit. Notwithstanding the above, Columbus authorizes this Fairness Opinion conducted by Columbus for Fintech Telecom to be submitted to the National Securities Commission and the BCBA or any other regulatory authorities the Board of Directors considers suitable.

This Fairness Opinion shall be governed by and construed in accordance with the laws of the Argentine Republic and any dispute arising thereof shall be….

We remain at your disposal for any clarification or extension of this Opinion.

 Yours faithfully

Alejandro Dillon

Attorney Chairman

Columbus MB S.A.

Relevant aspects related to the development and results of our work

1- Information used as the basis of our work

Our work has been based mainly on public and private available information, consisting of historical information on Telecom Argentina, reports from brokers and banks, market reports of specialized private consultants and analysts, as well as on assumptions and hypotheses as regards the financial evolution of Telecom Argentina estimated by us.

This report is based on and is limited to our knowledge and experience regarding valuation and other topics contained in this report. We have performed no audit, nor due diligence, nor review or collection of historical or projected financial information included in this report. Similarly, we have not stated an opinion or given certainty with respect to such information. This report does not constitute investment advice or legal advice. This report is not intended to be used to avoid sanctions that might be imposed according to national, provincial or municipal applicable tax laws and may not be used to that end.

We do not research the ownership title of the company or the assets object of this report. We may have extracted certain financial and historical information used in our valuation out of audited Financial Statements for which the management of Telecom Argentina is accountable. The financial statements may include explanatory notes required by generally accepted accounting principles. We have not verified independently the accuracy or integrity of the extracted data and we have not stated any opinion or given certainty about this information or the underlying financial statements.

We do not take responsibility for the decisions in terms of financial and tax reporting, which are the responsibility of the Company’s management.

In instances where the information used derives from other type of sources and where the information is the basis for our analysis or part of it, we assume that such information is reliable.

2. Relevant aspects to be considered in the interpretation of the results of our work

Subject to the considerations and limitations set forth below, we have no knowledge of any reason to suppose that the facts and data in this report are incorrect.

Our analysis presumes that at the date of this report, the Company and its assets will continue operating as before, i.e., a scenario of normal business continuity is presumed.

Our estimates assume that the management of Telecom Argentina has competent management skills, and that it abides by all laws and regulations in force in the country and abroad.

No potential litigation or contingent claims in estimating the company value of Telecom Argentina have been considered. For the purposes of our tasks we assume, unless otherwise stated, that Telecom Argentina complies with all the necessary legal requirements to continue its normal operations.

Our Fairness Opinion on the Offer Price is valid to the date set in the heading of our report. Changes in market conditions may result in variations substantially different from those indicated at the basis date of our work. We do not take responsibility whatsoever for changes in market conditions that may take place after the date of our work, and we have no obligation to update the report or our recommendations, analysis, conclusions, or any other document related to our services after the date of this report on any grounds.

Cash flow Estimates are for the exclusive use of the analysis of the share value in this Fairness Opinion and are not intended to be used as forecast or projections of future operations. We do not conduct reviews or compilations, or a job with agreed procedures with respect to the data of the underlying assumptions. Besides, in general, there will be differences between the estimated and actual results, since facts and circumstances do not frequently occur as expected and these differences can be significant. We are not obligated to submit work or additional services, or to testify or appear in court in connection with the company, the analyzed assets or this report.

Our work constitutes an independent Fairness Opinion and does not imply recommendation to the shareholders of the Company with respect to any decisions a person, investor, institution and/or beneficiary may make with respect to the tender offer or whether to participate in said offer.

Annex 1 – Discounted Cash Flow Metodology

a)    Cash Flow of Telecom Argentina 10-year projection - In millions of Pesos (ARS)

ARS MM	2013 Actual	2014 Actual	2015 Est.	2016 Proj.	2017 Proj.	2018 Proj.	2019 Proj.	2020 Proj.	2021 Proj.	2022 Proj.	2023 Proj.	2024 Proj.	2025 Proj.

Sales	27.350	33.388	38.916	50.203	62.246	75.849	90.119	102.356	110.253	116.097	122.031	128.271	134.836
Operating Expenses	(19.959)	(24.707)	(28.771)	(36.329)	(44 906)	(54.561)	(64.336)	(72.663)	(77.999)	(82.095)	(86.244)	(90.607)	(95.194)
EBITDA	7.391	8.686	10.146	13.874	17.339	21.288	25.783	29.693	32.253	34.002	35.786	37.665	39.642
E8ITDA Margin %	27%	26%	26%	28%	28%	28%	29%	29%	29%	19%	29%	29%	29%
Variation in Working Capital	(388)	3.602	(862)	306	318	332	277	250	165	155	161	169	177
Other Operating Assets and Liabilities	160	(193)	608	405	432	488	512	439	284	210	213	224	236
Investments	(5.069)	(9.638)	(8.930)	(8.311)	(10.144)	(12.263)	(14.517)	(16.421)	(17.613)	(18.566)	(19.552)	(20.590)	(21.684)
Operating Cash Flow	2.094	2.457	962	6.274	7.945	9.845	12.056	13.962	15.089	15.802	16.608	17.467	18.370
11GG (on EBIIT)			(2.079)	(3.061)	(3.522)	(4.240)	(5.147)	(5.994)	(6.238)	(6.270)	(6.400)	(6.647)	(7.048)
FFD Valuation	2.094	2.457	(1.117)	3.213	4.424	5.605	6.909	7.968	8.851	9.532	10.208	10.820	11.322

Note: Data 2013 2014 correspond to actual data according to audited Balance Sheets.

b)    Cash Flow of Telecom Argentina 10-year projection - In millions of American Dollars (USD)

USD MM	2013 Actual	2014 Actual	2015 Est.	2016 Proj.	2017 Proj.	2018 Proj.	2019 Proj.	2020 Proj.	2021 Proj.	2022 Proj.	2023 Proj.	2024 Proj.	2025 Proj.

Sales	4.946	4.107	3.612	3.404	3.507	3.699	3.850	3.975	4.069	4.201	4.372	4 550	4.736
Operating Expenses	(3.609)	(3.038)	(2.670)	(2.463)	(2.530)	(2.661)	(2.749)	(2.822)	(2.879)	(2.971)	(3.090)	(3.214)	(3.343)
EBITDA	1.337	1.068	942	941	977	1.038	1.102	1.153	1.190	1.230	1.282	1.336	1.392
EBITDA Margin %	27%	26%	26%	28%	28%	28%	29%	29%	29%	29%	29%	29%	29%
Variation in Working Capital	(70)	443	(80)	21	18	16	12	10	6	6	6	6	6
Other Operating Assets and Liabilities	29	(24)	56	27	24	24	22	17	10	8	8	8	8
Investments	(917)	(1.185)	(829)	(563)	(572)	(598)	(620)	(638)	(650)	(672)	(701)	(730)	(762)
Operating Cash Flow	379	302	89	425	448	480	515	542	557	572	595	620	645
11GG (on EBIIT)		-	(193)	(208)	(198)	(207)	(220)	(233)	(230)	(227)	(229)	(236)	8)
FFD Valuation	379	302	(104)	218	249	273	295	309	327	345	366	384	39

Annex 1 – Methodology of Discounted Cash Flow (Cont.)

c) Calculation of estimated Company Value of Telecom

The Company value of Telecom Argentina arises from adding the current net Value of cash flows with a 10-year projection with perpetual value at 2025. In order to develop different sensitivities, we used (i) a discount rate ratio based on our WACC rate (Annex 3) of 12.64 ± 2 percentage points, and (ii) perpetual growth rates between 0.5% and 2.0% for calculating the terminal value. The average of sensibilities shows a value of USD 2,767 million as Telecom Company Value.

VPN	Flows 2016-2025		VPN Perpetuity Growth Rate (%)					Company Value Growth Rate (%)
			0,5%	1,0%	1,5%	2,0%		0,5%	1,0%	1,5%	2,0%
11%	1.796	11%	1.435	1.517	1.607	1.709	11%	3 231	3.313	3.404	3.505
12%	1.715	12%	1.193	1.256	1.324	1.400	12%	2.908	2.971	3.039	3.115
13%	1.639	+ 13%	1.002	1.050	1.102	1.160	13%	2.640	2.689	2.741	2.799
14%	1.568	14%	847	885	926	971	14%	2.415	2.453	2.494	2.538
15%	1.501	15%	721	751	784	819	15%	2.222	2.252	2.285	2.320

Note: VPN= Actual Net Value

Perpetuity or Terminal Value of Telecom Argentina at 2025 was calculated by means of the followinge formula:

Flow 2024 x (1 + growth rate)

(WACC – growth rate)

Annex 2 – Consensus

Comparison of Columbus estimates for the next years with the estimates developed by specialized market specialists in the follow-up of share value.

Consolidates Sales ARS MM		2015	2016	2017	2018	2019
Columbus		38,916	50,203	62,246	75,849	90,119
Brokers’ Corsensus	Date	39,867	50,165	62,643	78,879	107,128
JPM	15/02/2016	40,540	51,637	63,956	79,296	-
GS	18/02/2016	40,540	50,522	60,981	72,341	-
Itau	13/12/2015	39,352	50,116	64,937	85,001	107,128
RJ	21/04/2016	39,791	52,224	65,803	-	-
TPCG	16/11/2015	39,112	46,328	57,537	-	-

EBITDA Contolidado. ARS MM		2015	2016	2017	2018	2019
Columbus		10,146	13,874	17,339	21,288	25,783
Brokers’ Consensus	Date	10,567	13,382	17,425	21,825	32,936
JPM	15/02/2016	10,667	13,986	17 643	22,271	-
GS	18/02/2016	10,866	13,036	15 519	18,039	-

Itau	13/12/2015	10,203	12,641	18,273	25,164	32,936
RG	21/11/2016	10,583	14,023	17,990	-	-
TPCG	16/11/2015	10,515	13,225	17,601	-	-

EBITDA Margin %		2015	2016	2017	2018	2019
Columbus		26%	28%	28%	28%	29%
Brokers’ Consensus	Date	27%	27%	28%	28%	31%
JPM	15/02/2016	26%	27%	28%	28%	N.A.
GS	18/02/2016	27%	26%	26%	25%	N A
Itau	13/12/2015	26%	25%	28%	30%	31%
RJ	21/01/2016	27%	27%	27%	N.A	N.A.
TPCG	16/11/2015	27%	29%	31%	N.A	N.A.

Capex. ARS MM		2015	2016	2017	2018	2019
Columbus		8.930	8.311	10.144	12.263	14.517
Broker’s Consensus	Dale	9.498	9.502	10.437	13.028	-
JPM	15/02/2016	10.100	9.811	11.680	14.482	-
GS	18/02/2016	10.100	8.084	9.757	11.575	-
Itau	13/12/2015	-	-	-	-	-
RJ	21/01/2016	8.959	9.923	10.529	-	-
TPCG	16/11/2015	8.831	10.192	9.781	-	-

Capex /Sales		2015	2016	2017	2018	2019
Columbus		23%	17%	16%	16%	16%

Broker’s Consensus	Date	24%	19%	17%	17%	N.A.
JPM	15/02/2016	25%	19%	18%	18%	N.A.
GS	18/02/2016	25%	16%	16%	16%	N.A.
Itau	13/12/2015	N.A.	N.A.	N.A.	N.A.	N.A.
RJ	21/01/2016	23%	19%	16%	N.A.	N.A.
TPCG	16/11/2015	23%	22%	17%	N.A.	N.A.

Annex 3 - Calculation of Discount Rate or “WACC” rate.

“Weighted Average Cost of Capital” Equity Beta Based Approach
Risk Free Rate	1.65%
Country Risk Premium(2)	4.59%
Market Risk Premium(3)	4.62%
Unleveraged Beta(4)	1.49

Debt Ratio/PN(5)	22.4%
Leveraged Beta	1.71
Adjusted Market Premium	7.88%
Cost of Capital	14.12%
Risk Free Rate(1)	1.65%
Country Risk Premium(2)	4.59%
Credit Spread(6)	3.00%
Effective Tax Rate	35%
Cost of Debt (Before Tax)	9.24%
Cost of Debt (After Tax)	6.01%
Debt/(PN + Debt)	0.18
WACC	12.64%

(1)  US Treasury Bonds 10 year Yield -Date:  February 24, 2016

(2)  EMBI + Argentina (Emerging Market Bond Index Plus - Source: JP Morgan at February 24, 2016 -Source:  Ámbito Financiero

(3)  US Treasury Bonds Geometric Average Return (1928-2013) (Source: Damodaran-NYU)

(4)  Unleveraged Beta of Telecom Argentina -Date February 24, 2016 (Source:  Yahoo Finance)

(5)  According to last Company Balance Sheet (Closed at September 30, 2015) - Source:  CNV

(6)  Estimated credit spread for Telecom Argentina, calculated as the difference between the long-term debt yield of the Company and the debt yield of the country of origin.

Annex 4 — Public Comparables Methodology

Date: 24 de Febrero 2016

Source: Thomson Reuters, Yahoo! Finance

Company	Ticker	Country	Currency	Exchange	Capitalizacion Bursátil (S MM)	Company Value (S MM)	EBITDA (S NM)	Margen de EBITDA (%)	Company Value/EBITDA	Company Value/ Revenues
Telefonica Brasil S.A.	VIV	Brazil	USD	NYSE	15.300	16.900	2.880	30%	5,9x	1,8x
Telefonica Chile S.A.	CTC.A-SN	Chile	CLP	XSGO	330.847	613.969	259.604	38%	2,4x	0,9x
America Movil	AMOV	Mexico	USD	NasdaqGs	42.970	74.800	14.600	30%	5,1x	1,5x
Telefonica del Peru S.A.	TELEFBCI-VL	Peru	PEN	XLI M	6.187	7.025	2.938	31%	2,4x	0,7x

								EBITDA Margin (0/0)	Company Value/EBITDA	Company Value/ Revenues
							Average	28%		1,4x
							Medium	30%	3,76x	1,6x
							Max	38%	5,87x	1,8x
							Min	18%	237x	0.7

Annex 5 – Market Value of Share

Evolution of the value of a Class B common share of Telecom Argentina in PESOS (ARS)

TECO2.BA	Last Semester
Medium	45,15
Average	45,87
Maximum	56,95
Minimum	38,50

Date	Volume (Amount)	Closing Price	Volume (ARS)
22/02/2016	181.755	54,80	9.836.617
19/02/2016	57.683	50,50	2.912.992

18/02/2016	145.005	49,50	7.177.748
17/02/2016	101.799	49,15	5.003.421
16/02/2016	36.273	46,30	1.679.440
15/02/2016	24.097	45,90	1.106.052
12/02/2016	30.937	45,00	1.392.165
11/02/2016	120.342	45,45	5.469.544
10/02/2016	73.728	47,00	3.465.216
09/02/2016	N.A.	N.A.	N.A.
08/02/2016	N.A.	N.A.	N.A.
05/02/2016	29.015	47,30	1.372.410
04/02/2016	81.905	47,30	3.874.107
03/02/2016	36.290	45,60	1.654.824
02/02/2016	41.129	45,00	1.850.805
01/02/2016	37.279	44,90	1.673.827
29/01/2016	50.809	45,00	2.286.405
28/01/2016	86.588	43,95	3.805.543
27/01/2016	31.007	42,30	1.311.596

26/01/2016	200.271	42,50	8.511.518
25/01/2016	19.709	43,25	852.414
22/01/2016	25.750	42,50	1.094.375
21/01/2016	22.817	41,90	956.032
20/01/2016	7.340	39.00	286.260
19/01/2016	24.904	40,00	996.160
18/01/2016	35.464	38.50	1.365.364
15/01/2016	86.961	40,50	3.521.921
14/01/2016	36.424	43,10	1.569.874
13/01/2016	44.162	45,45	2.007.163
12/01/2016	41.949	44,50	1.866.731
11/01/2016	52.690	47.50	2.502.775
08/01/2016	23.909	47,50	1.135.678

Date	Volume (Amount)	Closing Price	Volume (ARS.)
07/01/2016	60.477	46,00	2.781.942
06/01/2016	29.626	46,50	1.377.609
05/01/2016	62.259	46,00	2.863.914
04/01/2016	25.225	43,00	1.084.675
01/01/2016	N.A.	N.A.	N.A.
31/12/2015	N.A.	N.A.	N.A.
30/12/2015	54.356	46,00	2.500.376
29/12/2015	15.920	46,50	740.280
28/12/2015	18.036	47,00	847.692
25/12/2015	N.A.	N.A.	N.A.
24/12/2015	N.A.	N.A.	N.A.
23/12/2015	15.105	47,50	717.488
22/12/2015	26.263	46,00	1.208.098
21/12/2015	17.256	46,90	809.306
18/12/2015	64.733	45,90	2.971.245
17/12/2015	79.543	46,45	3.694.772
16/12/2015	30.885	44,70	1.380.560
15/12/2015	43.654	45,60	1.990.622
14/12/2015	24.656	47.05	1.160.065
11/12/2015	43.881	47,40	2.079.959
10/12/2015	52.933	48.50	2.567.251
09/12/2015	99.656	49,50	4.932.972
08/12/2015	N.A.	N.A.	N.A.
07/12/2015	N.A.	N.A.	N.A.
04/12/2015	201.927	52,00	10.500.204
03/12/2015	46.729	49,75	2.324.768
02/12/2015	94.513	50,50	4.772.907
01/12/2015	58.519	51,20	2.996.173
30/11/2015	24.760	50,25	1.244.190
27/11/2015	N.A.	N.A.	N.A.
26/11/2015	30.323	51,80	1.570.731
25/11/2015	86.019	49,00	4.214.931
24/11/2015	52.161	52,00	2.712.372
23/11/2015	90.199	54,40	4.906.826
20/11/2015	211.189	56,95	12.027.214
19/11/2015	110.318	55,00	6.067.490
18/11/2015	124.092	55,50	6.887.106
17/11/2015	149.794	55,00	8.238.670
16/11/2015	64.497	54,20	3.495.737
13/11/2015	105.175	52,15	5.484.876
12/11/2015	93.285	52,55	4.902.127
11/11/2015	103.001	53,00	5.459.053
10/I 1/2015	36.515	51,75	1.889.651

Date	Volume (Cant.)	Closing Price	Volume (ARS.)
09/11/2015	63.879	52,00	3.321.708
06/11/2015	N.A.	N.A.	N.A.
05/11/2015	97.641	52,00	5.077.332
04/11/2015	94.812	51,50	4.882.818
03/11/2015	122.367	53,50	6.546.635
02/11/2015	50.711	54,50	2.763.750
30/10/2015	163.333	53,05	8.664.816
29/10/2015	209.527	52,50	11.000.168
28/10/2015	148.068	51,25	7.588.485
27/10/2015	238.240	47,60	11.340.224
26/10/2015	164.015	46,30	7.593.895
23/10/2015	28.734	41,50	1.192.461
22/10/2015	37.596	40,90	1.537.676
21/10/2015	38.472	40,50	1.558.116
20/10/2015	83.319	40,60	3.382.751

19/10/2015	61.541	40,20	2.473.948
16/10/2015	198.923	41.05	8.165.789
15/10/2015	76.252	41,50	3.164.458
14/10/2015	26.402	41,00	1.082.482
13/10/2015	14.897	40,10	597.370
12/10/2015	N.A.	N.A.	N.A.
09/10/2015	69.124	41.00	2.834.084
08/10/2015	31.515	40,50	1.276.358
07/10/2015	119.384	40,50	4.835.052
06/10/2015	86.946	40,60	3.530.008
05/10/2015	60.038	41,50	2.491.577
02/10/2015	132.291	39,75	5.258.567
01/10/2015	126.424	39,25	4.962.142
30/09/2015	86.182	40.80	3.516.226
29/09/2015	81.5.28	40,80	3.326.342
28/09/2015	165.413	38,50	6.368.401
25/09/2015	267.149	40,90	10.926.394

24/09/2015	104.778	40,25	4.217.315
23/09/2015	89.900	41,00	3.685.900
22/09/2015	95.505	41,00	3.915.705
21/09/2015	12.759	43,15	550.551
18/09/2015	20.971	44,00	922.724
17/09/2015	43.186	44,90	1.939.051
16/09/2015	20.322	44,00	894.168
15/09/2015	3.500	44,85	156.975
14/09/2015	19.739	45,20	892.203
11/09/2015	118.798	46,00	5.464.708
10/09/2015	50.516	44,50	2.247.962

Date	Volume (Amount)	Closing Price	Volumen (ARS)
09/09/2015	115.528	44,00	5.083.232
08/09/2015	48.277	45,10	2.177.293
07/09/2015	8.296	43,90	364.194
04/09/2015	11.733	44,10	517.425
03/09/2015	17.790	44,10	784.539
02/09/2015	18.051	43.00	776.193
01/09/2015	161.034	43,00	6.924.462
31/08/2015	27.707	44.20	1.224.649
28/08/2015	41.591	44,20	1.838.322
27/08/2015	147.305	43,60	6.422.498
26/08/2015	67.835	44.40	3.011.874
25/08/2015	73.511	40,70	2.991.898
24/08/2015	42.570	40,60	1.728.342

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: April 5, 2016	By:	/s/ Pedro G. Insussarry
	Name:	Pedro G. Insussarry
	Title:	Responsible for Market Relations